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REGISTRANT'S NAME Novozymes A/S

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DATE: 11/14/05

Annual Report



The Novozymes Report 2004

ARLS
12-31-04

novozymes®

Unlocking the magic of nature

Glossary

Acidification
Some forms of air pollution cause acid rain. This may lead to health problems, and impacts on the environment, for example in lakes and watercourses.

Antimicrobial peptides
Small proteins that can be used for the medical treatment of infections.

Aquaculture
A term for farming fish, mussels, shellfish, etc.

Bioplastic
Plastic produced from organic material using biotechnology.

Biopolymers
Relatively large chains (= polymers) of molecules that are found in all living organisms (= bio: human beings, animals and plants), e.g. as proteins or carbohydrates.

Dow Jones Sustainability Indexes
Global indexes tracking the business performance of the leading sustainability-driven companies worldwide. They provide asset managers with benchmarks for managing sustainability portfolios. See www.sustainability-index.com.

Enzymes
Proteins that are found naturally in all living organisms – microorganisms, plants, animals and human beings. Enzymes act as catalysts, helping to convert one substance into another.

Ethanol
Regular alcohol.

Facilitation payments
Small payments made in order to secure or expedite performance of a procedure or necessary action, to which one is already entitled.

Global Compact, UN
The Global Compact is an international UN initiative with the intention of bringing companies together with UN agencies, labour and civil society to support ten principles in the areas of human rights, labour standards, the environment and anti-corruption. See www.unglobalcompact.org.

GRI
Global Reporting Initiative. An international body working on a standardised framework for reporting environmental, social and economic information. See www.globalreporting.org.

Indicator
Qualitative or quantitative information that typically expresses performance in a given area, possibly relative to a given target or standard, e.g. the indicators for Novozymes' energy consumption.

Millennium Goals, UN
Also called the 2015 Goals, these are eight concrete goals set out in the UN Millennium Declaration, adopted in September 2000, to tackle poverty, hunger, disease, illiteracy and discrimination against women. The UN Member States have pledged to meet these goals by the end of 2015. See www.un.org/millenniumgoals.

Monoclonal antibodies
Antibodies which are completely identical because they are produced by identical microorganisms/cells (clones). Antibodies are an element in the body's immune system and can be used to treat disease.

MTBE
Methyl tertiary butyl ether – an additive used to increase gasoline's octane count.

NGO
Non-governmental organisation.

Nitrate
Nitrate is a compound that occurs naturally in the environment. Nitrate is a nutrient for plants and is commonly found in vegetables and other foods forming part of the human diet. The chemical formula is NO_3.

Patent family
A patent family typically consists of a number of patent applications and granted patents which are all based on the same original patent application.

Proteins
All living organisms contain proteins, which are essential for all vital processes. Enzymes are proteins.

Editorial group
Environment and bioethics: Claus Frier, Sustainability Development Center, claf@novozymes.com, tel.: +45 4442 4587
Social responsibility, Business ethics: Pia Carlé Bayer, Sustainability Development Center, pcba@novozymes.com, tel.: +45 4442 8227
Board of Directors, Shareholders: Niels Meidahl, Stakeholder Communications, nmei@novozymes.com, tel.: +45 4443 3304
Accounts and Data: Jens Breitenstein, Finance, jlb@novozymes.com, tel.: +45 4443 1087
Editor and Knowledge reporting: Anne Thommesen, Stakeholder Communications, annt@novozymes.com, tel.: +45 4442 4161

novozymes®

Novozymes A/S
Krogshøjvej 36
2880 Bagsværd
Denmark

Tel. +45 8824 9999
Fax +45 8824 9998
info@novozymes.com

For more information
or for international
office addresses
please see
www.novozymes.com



Implementation of energy strategy

In achieving our target for 2004 of evaluating and documenting the options for reducing greenhouse gas emissions, an analysis was carried out which shows that Novozymes' emissions of greenhouse gases are primarily associated with energy consumption. The results have been included in the basis for a new energy strategy, one of the aims of which is to identify opportunities for reducing CO_2 emissions.

Phasing out antibiotic resistance markers in existing production strains

Our target for 2004 of not using antibiotic resistance markers (ARMs) in new production strains was achieved, as it was in 2003. There will not be any ARMs in future new production strains. On the basis of our experience from this work we have also decided to continue the phasing out of ARMs by actively beginning to replace existing ARM-based production strains. These strains, which were developed and approved before the new ARM-free technology was established, will gradually be substituted with new ARM-free strains. The introduction of ARM-free technology will coincide with the introduction of new technology intended to increase fermentation yields, and will therefore be in line with our general efforts to make production more efficient.

Lifecycle assessment tool

In 2004, as planned, we began using a tool for lifecycle assessments of our products. We analysed five products, three of them in 2004, and so surpassed the target for 2004 of analysing two. The results have given us important knowledge about the impacts of our products throughout the value chain. In 2005 we will implement a management standard for lifecycle assessments including requirements for documentation, critical review and presentation of results. □

Fig. 2. Development targets for 2005

Environmental audits of suppliers

Prepare criteria and plan for extended scope of environmental audits of suppliers

Internal sustainability audits

Develop scheme for internal social audits

Implementation of energy strategy

Finalise energy strategy with the purpose of improving energy efficiency and identifying options for reduction of CO_2 emissions in our value chain

Phasing out antibiotic resistance markers in existing production strains

Reduce the use of production strains containing antibiotic resistance markers by initiating the substitution of production strains for existing products with marker-free strains

Lifecycle assessment tool

Implement the Novozymes management standard for lifecycle assessments, including documentation, critical review and effective presentation of results



Sustainability targets

All of the sustainability targets we set for 2004 were met. An overview of these targets can be found on the CD-ROM.

In 2004 we worked to highlight the financial value and increase the measurability of non-financial targets for sustainability. This is relevant for creating transparency for our stakeholders. Novozymes' direct and indirect contributions to the UN Millennium Goals have also been taken into account when setting the targets. As in 2004, achievement of these targets will be an element in the bonus scheme for Novozymes' senior management. The targets for 2005 have been divided into two types:

- Performance targets (see fig. 1)
- Development areas (see fig. 2)

Performance targets for 2005

The performance targets are directly quantifiable and impact on the financial bottom line. For a more detailed description of the targets, see Financial, environmental and social discussion on pages 39-41.

Fig. 1. Performance targets for 2005

Environmental performance	
EPI for water	104
EPI for energy	105
HCFCs, kg	≤3,300
Percentage of total waste recycled, %	≥15
Unintended releases of GMOs	0
Significant spills	0
OH&S performance	
Fatalities	0
Frequency of accidents per million working hours	≤7
Social performance	
Rate of employee turnover, %	≤7
Rate of absence, %	≤3

Development targets for 2005

The targets for development areas are related to activities to improve our work on sustainability.

The development areas impact indirectly on the financial bottom line as they help us to identify risks and opportunities more effectively in non-financial areas. The targets are followed up internally with the help of quarterly milestones for each area. In the light of our results in 2004, we have set the following targets for development areas in 2005:

Environmental audits of suppliers

In 2004 we achieved our target of developing a scheme for environmental audits of suppliers. The scheme has been developed on the basis of environmental evaluations of raw material suppliers. A number of pilot audits were conducted in 2004; the final audit scheme will be implemented from 2005.

Internal sustainability audits

In 2004 the internal audit plans for environment and quality were expanded to include occupational health and safety, thus achieving the first part of the target set last year for internal sustainability audits. For 2005 the target is to include additional social indicators. All business units across the company have been asked to evaluate their compliance with Novozymes' minimum standards for human rights and labour standards, and also to report on the systems they have in place to ensure compliance. We plan to use this to identify examples of best practice which can provide the foundations for expanding the internal sustainability audits.



of absence not to exceed 3%. Each percentage point is equivalent to around 40 employees not working for a whole year.

Occupational health and safety

The target for 2004 was to ensure that there was no increase in the frequency of occupational accidents involving absence after the day on which the accident occurred and to try to achieve reductions through focused work in selected areas. This target was achieved: there were 7.1 occupational accidents per million working hours in 2004, which is the same as in 2003. For 2005 the target is for the frequency of occupational accidents not to exceed 7 per million working hours. In 2005 we will continue to focus on compliance with international practice and standards in order to achieve the best opportunities for benchmarking on an ongoing basis. On the basis of the GRI's new technical protocol, we have included the number of accidents requiring professional first aid as a new indicator this year. There has been a reduction in the number of accidents of this type from 40 in 2003 to 36 in 2004.

The frequency of occupational diseases has also fallen, from 2.7 per million working hours in 2003 to 1.1 in 2004. This was due primarily to a decrease in the number of cases of enzyme allergy among employees producing and handling enzymes. Internal standards and indicators were developed in this area in 2004 to improve the monitoring of occupational health and safety.

With regard to the work situation of employees who have been involved in an occupational accident, 41 out of 45 have returned to their original jobs. One person has retired and three cases are still pending. Where occupational diseases are concerned, three out of seven have either returned to their original jobs or taken other jobs in the company. Two employees have obtained employment outside the company, one has retired and one case is still pending.

Gender distribution

The percentage of female employees in the organisation as a whole changed from 34.3% in 2003 to 34.4% in 2004. The percentage of women in senior management rose from 12.6% in 2003 to 13.6% in 2004. The proportion of women in management also rose, from 26.0% in 2003 to 28.3% in 2004 (see fig. 1). This positive trend will be followed up with a continued focus both globally and locally. ■

Fig. 1. Gender distribution


Senior management
13.6
86.4
04
12.6
87.4
03
Management
28.3
71.7
04
26.0
74.0
03
Total
34.4
65.6
04
34.3
65.7
03
Women
Men

The enclosed CD-ROM contains an overview of our use of the Global Reporting Initiative (GRI) indicators and a report on progress in relation to the UN Global Compact. See also www.novozymes.com/publications for a more detailed description of our reporting.



Environmental and social discussion

Eco-productivity indices (EPIs)

The targets of a 5% improvement in the utilisation of water and energy respectively were achieved in 2004, with EPIs of 116 and 113 respectively. The improvements can be attributed partly to product mix and generally increased utilisation of production facilities plus production optimisation. See also the article on efficient production on pages 34-35.

Recycling of waste

The recycling rate for the total quantity of waste has climbed from 11.8% in 2003 to 14.8% in 2004. Following on from last year's target of exploring the possibilities for better recycling of solid waste, absolute targets for the recycling rate have been set for 2005.

Emissions of ozone-depleting substances

Emissions of ozone-depleting substances almost doubled from 3.5 tons in 2003 to 6.7 tons in 2004. This trend needs to be reversed, and it is partly for this reason that a target for the reduction of HCFC emissions has been introduced for 2005. The increase from 2003 to 2004 was due primarily to a leakage of 6.2 tons from a refrigeration chiller at Novozymes North America, Inc. This leakage has been registered as a significant spill, cf. page 39 in Accounts and Data. Actions are being taken to significantly reduce the potential for further leakage.

Emissions of greenhouse gases

Emissions of carbon dioxide, including estimated emissions from externally generated energy, rose from 344 t.tons in 2003 to 363 t.tons in 2004, an increase of 5.5%. This increase was primarily due to externally generated energy, where Novozymes has limited possibilities of impacting directly on reducing carbon dioxide emissions. In 2004 the possibilities for reducing emissions of greenhouse gases were analysed; this is part of an energy strategy which will be implemented from 2005. One of the objectives of the strategy is to explore the possibilities for making further energy savings.

Compliance with environmental standards

There were 20 breaches of regulatory limits for groundwater in 2004, all of them breaches of limits in groundwater wells at Novozymes North America, Inc. There were only five other breaches in 2004, which primarily concerned one failure to carry out a measurement and minor breaches of limits for wastewater. Novozymes received 13 complaints from its neighbours in 2004, mostly concerning odour and noise problems.

Following up the nitrate issue in the USA

In 2004 Novozymes continued its thorough testing of nitrate levels in the soil and groundwater around the site in Franklinton in the USA. These tests began in 2003 at the request of the authorities. At the beginning of 2004 Novozymes submitted a preliminary report which the authorities are now considering. Novozymes has provided regular information for the factory's neighbours during this process.

Employee turnover

Employee turnover was 4.3% in 2003 and increased to 5.5% in 2004, but is still at a low level. Low employee turnover results in lower expenditure on recruitment, and is also an indicator of employee satisfaction. The target for 2005 is for employee turnover not to exceed 7%.

Absence

The rate of absence fell from 3.1% in 2003 to 2.8% in 2004. Absence results in reduced efficiency and increased costs for temporary staff, etc., and therefore a low rate of absence is a priority. The target for 2005 is for the rate



Capital structure

Novozymes' capital base has strengthened significantly since its stock-exchange listing in November 2000. At the beginning of 2001 Novozymes had net interest-bearing debt of DKK 1.3 billion and shareholders' equity of DKK 4.0 billion. Despite acquisitions worth DKK 644 million and total repayments to shareholders of DKK 2,505 million in the form of share buy-backs and dividend payments, net interest-bearing debt had fallen to DKK 706 million by the end of 2004, while shareholders' equity had fallen to DKK 3,860 million.

Given the expectation that free cash flow will remain relatively high over the next few years, it was decided, in connection with the closing of the annual financial statements for 2003, to optimise the capital structure and further strengthen financial reserves in view of the company's expansive strategy.

The following general decisions have been taken for the coming years:

- Dividend payout ratio to be at least 30% of net profit
- To continue share buy-backs and write down the share capital accordingly.

In accordance herewith, the Board of Directors authorised the Executive Management to implement share buy-backs within the planned share buy-back programme worth DKK 2,500 million over 3-4 years. Shares worth DKK 847 million were purchased in 2004. The Board of Directors subsequently decided to undertake additional share buy-backs of up to DKK 650 million in 2005.

The Board of Directors will further recommend the following to the Annual Meeting of Shareholders in March 2005:

- A dividend for 2004 of DKK 3.50 per DKK 10 A/B share, an increase of 11% on the dividend of DKK 3.15 per share for 2003
- A write-down of DKK 30 million in nominal share capital, equivalent to 4.1% of total share capital, to enable the share buy-back programme to be implemented. After the proposed write-down, nominal share capital will be DKK 696 million.

If future buy-back programmes have a negative impact on the liquidity of the company's share, Novozymes' principal shareholder, Novo A/S, has indicated it would view this in a positive light.

Incentive programmes

A new share-based incentive programme for the Executive Management was introduced in 2004, covering the period 2004-2006. A pool of 185,955 B shares has been allocated from Novozymes' holding of own participating interests for this purpose. The release of shares from this pool is dependent on the level of growth in the financial value added which Novozymes generates for its shareholders over the period 2004-2006. If the total value added is less than DKK 500 million, no shares will be released. Above this level, shares will be released in proportion to the value added generated up to a maximum of DKK 1,500 million, at which point the entire pool will be paid out. The release of shares, if any, to the Executive Management will take place in 2007.



Profit before and after tax

Novozymes generated profit of DKK 1,081 million before and DKK 782 million after tax, corresponding to a rise of just under 7% and 8% respectively. The effective tax rate was 26.6%.

Investments, free cash flow, acquisitions, etc.

Net investments before acquisitions totalled DKK 333 million in 2004, compared with DKK 392 million in 2003. No acquisitions were made in 2004. Net investments were also positively affected by one-off items relating to the termination of dollar hedging transactions of DKK 131 million.

Free cash flow came to DKK 1,080 million, and was used to pay the dividend for 2003 and for share buy-backs. Net interest-bearing debt was also reduced by DKK 94 million.

(DKK million)	2004	2003
Cash flow from operating activities	1,287	1,374
Investments before acquisitions	(207)	(392)
Cash flow before acquisitions	1,080	982
Acquisitions	0	(182)
Free cash flow	**1,080**	**800**
Dividend paid	(217)	(162)
Purchase of own participating interests	(847)	(392)

Return on invested capital

Average invested capital as a percentage of net turnover fell from 89% in 2003 to 79% in 2004.

The return after tax on invested capital (ROIC) rose from 15.0% in 2003 to 17.3% in 2004.

(DKK million)	2004	2003
Average invested capital	4,770	5,137
– as a percentage of net turnover	79%	89%
Return on invested capital (ROIC)	17.3%	15.0%

Movements in shareholders' equity and holding of own participating interests

Shareholders' equity amounted to DKK 3,860 million at the end of 2004, compared with DKK 4,144 million at the end of 2003. Shareholders' equity was increased by the net profit for the year but reduced by dividend payments, share buy-backs and currency translation adjustments in respect of subsidiaries' net assets.

The holding of own participating interests at year-end consisted of 6,010,000 B shares, equivalent to 8.3% of the share capital. Novozymes spent DKK 847 million on share buy-backs in 2004. In connection with the share buy-back programme, the nominal share capital has been written down by DKK 28,388,320, equivalent to 3.8% of the total share capital, as approved by the Annual Meeting of Shareholders in March 2004. The nominal share capital following the write-down is DKK 726 million.

(DKK million)	2004	2003
Shareholders' equity at beginning of year	4,144	4,155
Net profit	782	726
Dividend paid	(217)	(162)
Purchase of own participating interests, net	(804)	(388)
Currency translation adjustments, etc.	(45)	(187)
Shareholders' equity at end of year	**3,860**	**4,144**
Financial gearing	18%	19%

New accounting policies

From 2005 Novozymes' financial statements will be drawn up in accordance with the International Financial Reporting Standards (IFRS). See page 35 in Accounts and Data for information on how this will affect the figures for 2004 and previous years.



zyme market as a whole. Our own estimates show that Novozymes has retained its market shares during the year, thus maintaining its position as the world's leading enzyme producer. We also increased our market share in industrial microorganisms, primarily as a result of acquisitions in 2003.

Costs, Licence fees and Other operating income

Total costs excluding net financials and tax rose by 2% to DKK 4,934 million in 2004. The increase in costs was lower than the increase in sales and was positively affected by lower exchange rates.

Production costs rose by 2% to DKK 2,845 million, equivalent to half the figure for sales growth in relative terms. Continued optimisation and productivity improvements together with better utilisation of water and energy were able to offset increased volumes and the fact that production costs are less sensitive than sales to exchange rate fluctuations. The gross margin rose from 51.8% in 2003 to 52.8% in 2004.

Sales and distribution costs rose by 3% to DKK 750 million. Here too, the increase was slightly lower relative to sales growth in DKK. These costs accounted for 12% of sales, compared with 13% in 2003.

Research and development costs rose by just over 3% to DKK 775 million. This includes costs related to research into new development activities relating to biopolymers and pharmaceutical proteins, and costs related to research into better enzymes for the production of fuel ethanol. R&D costs were equivalent to 13% of sales in 2004, which is on a par with 2003.

Administrative costs increased by 1% and were equivalent to 10% of sales, the same as in 2003.

Employee costs totalled DKK 1,726 million, compared with DKK 1,661 million in 2003. The average number of employees increased from 3,814 in 2003 to 3,928 in 2004.

Depreciation, amortisation and write-downs totalled DKK 519 million in 2004, compared with DKK 523 million in 2003. The decrease was partly due to exchange rate movements, especially the depreciation in USD-related currencies.

Licence fees and Other operating income totalled DKK 31 million in 2004, compared with DKK 44 million in 2003. This change is mainly due to the fact that the payment for research and development costs defrayed by Novozymes in researching new and improved enzymes for the production of fuel ethanol was lower than in 2003.

Operating profit

Operating profit rose by 11.0% to DKK 1,090 million, of which DKK 1,057 million relate to enzymes, etc. and DKK 33 million to microorganisms. The operating profit margin was 18.5% for enzymes and 11.1% for microorganisms, the latter being affected in 2004 by previous acquisitions.

Net financials

Net foreign exchange gains mainly arise from realised and unrealised gains, primarily on the hedging of exposures to the USD and JPY.

Net interest costs fell in 2004 as a consequence of lower net interest-bearing debt and lower interest rates.

(DKK million)	**2004**	**2003**
Net foreign exchange gain/(loss)	33	81
Net interest expenses	(35)	(41)
Other financials	(7)	(7)
Total financials	**(9)**	**33**

►►



and social discussion

The first section discusses the financial data in relation to Novozymes' expectations for the financial year. This is followed by a review of selected non-financial data.

Financial discussion

Profit/loss and balance sheet

The financial results are wholly in line with the outlook published with the Group financial statement for the first three quarters of 2004 on October 27, 2004.

Net turnover

Net turnover rose by 4% from DKK 5,803 million in 2003 to DKK 6,024 million in 2004. Growth calculated in local currencies was 8%, which is on a par with the long-term outlook for sales growth. No acquisitions were made during the year.

Sales of enzymes

Sales of technical enzymes increased by 2% in 2004, which is in line with the outlook. Growth was severely impaired by less favourable exchange rates.

Calculated in local currencies, sales to the detergent industry were satisfactory, one of the contributory factors being the continued introduction of new products.

Sales of other technical enzymes grew by 5%. Sales of enzymes for the production of fuel ethanol grew strongly and sales to the textile industry grew healthily, while sales to the traditional starch industry were stagnant. Sales to the smaller industries such as pharmaceutical proteins, leather and forest products all grew healthily in 2004.

Sales of food enzymes rose by 2% in 2004. Sales were reduced by less favourable exchange rates, particularly for the USD. Even after adjustment for developments in the exchange rate, growth was still slightly below the long-term growth target of 10-15%. The brewing industry contributed most to the increase in sales measured in local currencies, while there was a slight fall in sales to the baking industry. The remainder of the beverage industry coped satisfactorily.

Sales to the baking industry were negatively affected by low bread consumption in the USA, while sales to the brewing industry in the USA were favourably affected by a strong increase in the demand for low-carbohydrate beer produced using enzymes.

Sales of feed enzymes increased by 15%, which is higher than anticipated. Calculated in local currencies, sales growth was even higher, as an increasing proportion of sales is in USD and USD-related currencies.

Sales of microorganisms

Sales of microorganisms from Novozymes Biologicals rose by 14% in 2004. Growth was positively affected by the full-year effect of the acquisition of the activities of Roots and, to a lesser extent, Semco Bioscience, which were purchased in June and February 2003 respectively, but negatively affected by exchange rate movements, as sales in this business area are mainly in USD.

Organic growth in turnover came primarily from the markets for cleaning and plant care.

Integration of the newly acquired activities ran according to schedule, and the focus is now on boosting organic growth and increasing profitability in this business area.

Market share

Novozymes achieved healthy levels of organic growth in sales of enzymes in 2004 relative to growth in the en-

Efficient production also benefits the environment

Production optimisation is one of the main reasons for Novozymes' improved earnings capacity in recent years, and it also means that we are using relatively fewer natural resources.

Strong efforts to continually increase production efficiency have enabled us to make huge financial savings. We have also reduced our use of water, energy and raw materials such as sugar, potato starch and soya in relative terms. From a global perspective there are even greater efficiency and environmental gains to be made when our products are used by our customers and, ultimately, by consumers.

Constant optimisation

Through a combination of gene technology and traditional production optimisation, major productivity improvements have been achieved since the mid-1990s. The gene technology side contributes to developing new microorganisms which produce larger amounts of enzyme from smaller amounts of raw material, while traditional production optimisation is about continually improving relevant production process parameters. This has meant that Novozymes has been able to grow its sales measured in local currencies by an average of 9% a year since being listed on the stock exchange in 2000, without significantly expanding production facilities. The limits of what is possible – and so the potential for optimising production – are moving all the time.

Exceeded targets

The productivity improvements have brought not only tangible financial benefits for Novozymes but also major environmental benefits, because we have substantially reduced our consumption of resources. Over the last four years we have set ourselves a target each year of using 5% less water and energy per unit produced. We have achieved these targets, often exceeding them by a substantial margin. In four years we have improved our use of water by 51% and our use of energy by 52%. The reasons for these achievements lie primarily in our research efforts using gene technology, and our environmental and energy management systems in production. We cannot avoid using water and energy, but we can get more and more out of what we do use.

Major impact beyond Novozymes

However, the really substantial gains are to be found in the world outside Novozymes. Although we are constantly becoming better and more efficient at producing enzymes, our production in isolation does impact on the environment; however, this impact is more than offset by the savings achieved when enzymes replace conventional technology in customers' products and production processes. For example, energy is saved and carbon dioxide emissions reduced when consumers wash at lower temperatures thanks to the enzymes in their detergents, and water can be saved when textiles are dyed. The list of examples is long.

Documentation product by product

During 2004 Novozymes has worked on lifecycle assessment (LCA) to evaluate the potential environmental consequences associated with the production and use of enzymes. In collaboration with the Technical University of Denmark (DTU), among others, we have evaluated the environmental effect of enzymatic versus non-enzymatic processes. In a total of five studies we have examined the effect of factors such as global warming, acidification and energy consumption, and shown that the enzymatic process offers significant advantages in all of these. One example is the enzyme Scourzyme®, which is used in the pre-treatment of cotton (scouring). Compared with the traditional chemical process, using Scourzyme reduces the impact of global warming by 26%, acidification by 28% and energy consumption by 30%. On the basis of these five studies, Novozymes has decided to use the LCA method to document the environmental effects of a broad spectrum of the company's products. □

69 ***"The improvement in productivity in Novozymes over the last few years has been impressive. The improvement in efficiency has played a big part in countering rising energy prices and the fall in the dollar in 2004. Major new investments have been postponed, with the money being used instead to buy up biotech companies and Novozymes' own shares. From an investor's perspective, the increase in return, growth and value added is positive,"*** **says equity analyst Lau Svenssen of Aktieinfo Danmark in Denmark.**


Trend in the consumption of water and energy in relation
to turnover measured in local currencies
Index, water consumption
Index, energy consumption
Index, turnover in local currencies
145
135
125
115
105
95
2000
2001
2002
2003
2004



To be able to present valid documentation to potential customers, Novozymes uses independent consultants and universities to test the effect of new products. Professor Richard Guy from the Department of Pharmacy & Pharmacology at the University of Bath in the UK has tested the moisturising effects of HyaCare®: ***"The HyaCare-containing formulations have substantially muted the water loss from the top layer of the skin, implying that HyaCare forms a barrier and allows the skin to better retain the moisture."***

First product outside traditional markets

In 2004 Novozymes launched its first biopolymer product, a hyaluronic acid called HyaCare®. Partnerships are an important strategic element in new areas, and several initiatives are in the pipeline.

Many people would love a smoother complexion, and many are willing to pay good money to get it. Therefore the cosmetics industry markets a wide range of products to keep the skin looking young. With the launch of HyaCare for use in face creams and other cosmetic products, Novozymes took its first step into a new market in 2004.

[illegible] and moisture

HyaCare is the brand name for Novozymes' new hyaluronic acid product. Hyaluronic acid is found naturally in humans and animals and has a well-documented ability to bind water. It can stop the skin from drying out and so help wounds to heal faster. Adults have an average of 14-18 grams of hyaluronic acid in their skin, eyes and joints, but it gets broken down with age, and the lower level of hyaluronic acid may be the reason why wrinkles form. So that users can retain smooth and elastic skin, hyaluronic acid is therefore an important ingredient in many cosmetic products, typically at the top end of the market.

Novozymes produces HyaCare using a new production method which sets the product apart from other hyaluronic acids on the market. Existing products are either extracted from cocks' combs or produced by fermenting *Streptococcus* bacteria, while HyaCare is produced by a microorganism called *Bacillus subtilis* which has been approved and used for decades in the production of foods such as soy sauce and rice wine. Our experience of fermentation technology and controlled production processes means that we can supply a particularly pure product of uniform quality.

Partnerships are the key to new markets

The production method for HyaCare was developed through an alliance with the US company Hyalose, which has long experience of researching and developing hyaluronic acid. HyaCare is Novozymes' first product in biopolymers, a group of very large saccharide molecules with a broad range of potential applications. Novozymes is now exploring the possibilities of marketing HyaCare in other areas. For example, hyaluronic acid can be used in the treatment of arthritis and in eye operations. In the pharmaceutical industry we have entered into an alliance with the Australian company Meditech, which is researching the use of hyaluronic acid in the treatment of cancer.

Novozymes' involvement in this field is a result of a strategic decision in 2000 to use our core biotechnological know-how to develop new areas both within and beyond the enzyme field. Other results of this strategy include the creation of the microorganisms business area and the production of pharmaceutical proteins.

Other types of product in the pipeline

The most recent outcome of the strategy of developing new areas is an alliance with the Belgian company Solvay Pharmaceuticals. The aim of the alliance is to develop new products for patients whose pancreases cannot produce enough enzymes; these patients have problems digesting their food and making use of the nutrients in what they eat. Almost a million people worldwide suffer from digestive problems which could be due to partial or complete loss of pancreatic enzyme production. ■



…ials of PrawnBac® NC
… shrimp ponds
…e figure shows the maxi-
…um concentrations of ni-
…ite and ammonia in shrimp
…onds during a production
…eriod with and without the
…se of PrawnBac NC. Using
…awnBac microorganisms,
… possible to control the
…oncentration of nitrite and
…mmonia in shrimp ponds.
…itrite and ammonia form
… the ponds during the pro-
…uction period and are toxic
… the shrimp in elevated
…oncentrations.



With PrawnBac NC
Control without PrawnBac NC
Concentration (ppm)
4.0
3.5
3.0
2.5
2.0
1.0
0.5
0.0
NO_2
NH_3

Promising results for industrialised shrimp farming

Novozymes' microorganisms have shown remarkable results in controlling ammonia and nitrite levels in the water of Thai shrimp farms.

Shrimp are a tasty delicacy. The market for tiger shrimp and other species experienced massive growth throughout the 1990s as a result of rapidly expanding industrialisation in countries where the shrimp are grown and harvested in large farming areas, particularly in Thailand, China and other parts of Southeast Asia. Microorganism-based products are one of the key solutions for reducing the environmental problems that have followed in the wake of industrialised farming.

Environmental issues in shrimp farming

The rapid development of the shrimp-farming industry has led to environmental damage caused by polluted water from the farm ponds. However, pollution is a liability within the farming environment itself due to shrimp waste and excess shrimp feed. If water quality is not managed correctly, even small deviations may lead to the death of an entire shrimp harvest. As the shrimp typically grow for about 90 days before being harvested, one lost harvest may cost more than a quarter of the farmer's annual turnover. In an attempt to solve disease problems which may also be found in the ponds, some shrimp farmers have turned to treating the shrimp ponds with antibiotics. The misuse of antibiotics has led to import restrictions on shrimp in the EU, the USA and Japan.

Microorganisms help solve the problem

Through the product PrawnBac® PB, Novozymes has already established a foothold in the market for biological water management products in the shrimp-farming industry, and a new promising product, PrawnBac NC, is close to the market. This new product has been developed to control ammonia and nitrite levels in the water and hence strengthen the health and growth ability of the shrimp. The new product has shown remarkable results in field trials. Ponds treated with these special natural microorganisms produced harvests 50-100% bigger than those in untreated control ponds as a result of these improved growth conditions. It has also been shown to be possible to prolong the growth period by 2-3 weeks. This adds value for the shrimp farmers, because the bigger the shrimp are, the more money they generate per kilo when sold on the market.

A new application for microorganisms

Novozymes' business area for industrial microorganisms was built up through a total of five acquisitions in 2001-2003 targeted at applications for wastewater treatment, institutional and household cleaning, and biological plant care. In 2004 the focus has been on consolidating the business area and growing the business organically. ■

"Use of improved microbial technology for water and soil management in shrimp production systems is becoming an important and reliable new tool. Not only do certain microbial products offer a cost-effective measure to increase shrimp yields, they also reduce excess nutrients in the farm water, thereby allowing recycling or safe discharge. As the density of stocked shrimp increases, the need for safe, specific microorganisms to improve the growing conditions will also increase. Technology is advancing quickly to meet these needs, such as the use of novel nitrifiers and soil-treating bacteria," says Dr Pornlerd Chanratchakool, Fisheries biologist, Coastal Fisheries Research and Development Bureau, Department of Fisheries, Thailand.


37
40
39
45

“ Washing at 40°C is the norm in most European households today. If the temperature were to be lowered by 10°C, this would really impact on their bank balance: *"The bulk of the energy consumed by washing machines is used to heat the water. Lowering the temperature could have a major impact on energy consumption. We could be seeing savings of around 30%,"* says Bo Thejls from the Danish Consumer Council.

New detergent enzyme gets clothes clean at 30°C


30°



Inspired by the International Labour Organisation (ILO), the leaflet also contains guidance on how to protect oneself against the disease.

Local partnerships

We have entered into cooperation with the local park authorities in the TEDA, which now receive the majority of the nutrient-rich residual product from enzyme production – NovoGro®. The park authorities use it in a soil improver that makes it easier to grow plants and shrubs in the salty local soil. The remaining NovoGro is distributed to local farmers, who use the product as a fertiliser.

Through cooperation with several universities in China, we have been able to draw on China's longstanding traditions in microbiology. In practice this often involves Chinese students from e.g. Yunnan University in southern China working together with our researchers in Novozymes' laboratories. We also invite our customers to work with us to increase their knowledge of different enzymes and allow them to influence the development of solutions to meet their needs. In the longer term we anticipate that locating new R&D activities in China will help us to identify completely new enzyme applications that are directly targeted at the large Asian market.

"The launch of the China Business Council for Sustainable Development (CBCSD) in January 2004 reflects the fact that there is a growing understanding for linking economic growth and sustainable development in China. China is still at an early stage of development, and faces huge pressure in balancing economic growth with environmental and social development. Cooperation and demonstration of leadership in the business community are key to long-term economic growth in China," **says Wang Jiming, President of the CBCSD and Vice Chairman and President of Sinopec, China's largest company in the petrochemical sector. Novozymes has teamed up with various Chinese and foreign businesses to set up the CBCSD, of which we currently hold the vice presidency. All of the companies involved have undertaken to promote sustainable business practice in China. The CBCSD is affiliated to the World Business Council for Sustainable Development (WBCSD).**


UniMac

various levels. For example, overseas postings and, where needed, training to improve English skills are important to ensure that our Chinese activities are an integrated part of the global organisation.

Occupational health and safety

A healthy and safe working environment is a focus area in China as in the rest of Novozymes. One challenge has been the factory in which we invested in Hongda, which did not immediately meet Novozymes' standards. As a result of targeted work on safety and the training of employees, the factory now meets our global health and safety standards.

Occupational health and safety has moved up the agenda in China, and legislation has been tightened. We have a good relationship with the authorities and other companies in the local area. Our dialogue with Chinese suppliers on the importance of a healthy and safe working environment has also met with a positive response.

In recent years we have sharpened our focus on employee health. All employees are offered an annual health check, and meetings are arranged on healthy lifestyle. In conjunction with the local trade union, we have set up sporting facilities for the use of employees in Tianjin and Beijing.

Novozymes is also playing an active part in the fight against the spread of AIDS. On World AIDS Day on December 1, 2004 all employees in China received a leaflet and a letter from Novozymes' vice president in China. The leaflet explains what AIDS is, and how it is transmitted.

Awards and recognitions

- **February 2004:** Honoured by Tianjin Economic Development Area (TEDA) for health and safety performance at the site and in the local area
- **October 2003:** 'Excellent Supplier' award for the third year in a row in Unilever's supplier evaluation.
- **June 2003:** 'Circular Economy & Environmental Friendly Demonstration Enterprise' award for best environmental performance in Tianjin Municipality
- **May 2003:** Fifth best workplace in China based on a survey carried out by Hewitt Associates and Harvard Business Review China



Employees at the headquarters in Beijing gather for a group photo in the courtyard garden, part of Novozymes' facilities.

in Beijing in 2008, it is anticipated that significant investments will be made in tidying up and plantation, and this may, for example, increase the demand for microorganisms for cleaning, wastewater treatment and plant care.

Centre for expansion and development

However, China is about more than just production and sales for Novozymes. Many of our global functions are located here, e.g. the main centre for testing detergent enzymes, where enzyme detergency characteristics are tested in combinations of washing machines and water qualities from around the world. In 2005 we will be taking a new, major strategic step in China when the management of our textile enzyme business moves to Beijing as part of the globalisation of our own organisation. China has been chosen partly because of the size of the market and partly because we wish to further develop our Chinese organisation.

Committed employees driving our performance

Committed employees in China have been vital for our ability to adapt in line with the rapid developments of the last ten years. As is the case throughout the Novozymes organisation, the development and training of employees are given high priority and matched to specific local needs. All employees have individual development plans, and there are development programmes for managers at ▻▻

Novozymes' history in China

1994: Licence awarded to set up a 100% Novozymes-owned company in China
1995: Construction of factory in the Tianjin Economic Development Area (TEDA) begins
1995: Joint venture set up with Suzhou Hongda
1996: Chinese headquarters and R&D centre established in Beijing
1997: Enzyme factory in Tianjin opens
1998-2003: Gradual upscaling of production in China
2003: Novozymes Biologicals expands into China
2004: Novozymes celebrates its tenth anniversary in China



Ten years of rapid development

With annual growth rates in the region of 8-10%, China has long been one of the major driving forces for global economic growth. China is also playing a central role in the internationalisation of Novozymes' activities.

Novozymes was one of the first international companies to start up a 100% foreign-owned company in China. This was in 1994, when we began the planning of a new factory in the Tianjin Economic Development Area (TEDA) near the port of Tianjin. The decision to enter China on an ambitious scale was based on a strategy of developing the Chinese market for enzymes. Local Chinese key employees helped us to get off to a good start.

Responsible economic growth

In recent years China has evolved from primarily being a world centre for production to also being one of the largest markets for selling goods. The Chinese market has developed positively for Novozymes, and the country is now our second-largest national market after the USA. The biggest sales areas are enzymes for the textile, detergent, starch and fuel ethanol industries.

While the beginning of China's growth period was dominated by the desire to attract production and jobs and achieve economic growth, we are now seeing more and more signs of an increased awareness that economic growth has to be combined with responsibility and sustainable development. This is offering new opportunities for Novozymes with our strategic objective to provide environmentally friendly solutions to industrial problems. In connection with the preparations for the Olympic Games

Novozymes in China
Employees: 589
Headquarters and R&D: Beijing
Production: Tianjin, Hongda and Shenyang
Primary industries: textiles, detergents, starch and fuel ethanol

Business integrity strengthens the global economy

With clear principles for business integrity we want to increase transparency and state our position to internal and external stakeholders.

Corruption is a burden to the global economy. The World Bank estimates that worldwide more than USD 1,000 billion are paid in bribes each year, and that global economic growth could be as much as 3 percentage points higher without corruption. The World Bank's calculations also indicate that corruption constitutes an additional cost to foreign direct investments of no less than 20%.

Consequently, various stakeholders are increasingly asking companies to account for their position on corruption and the internal systems they have in place to prevent bribery, for example. The Sarbanes-Oxley Act in the USA is one example of this. Another is the United Nations Global Compact, which added a new principle in 2004, requiring companies to work against corruption alongside the existing principles on human rights, labour standards and the environment.

A clear position and transparency

As a global company with activities in many countries, Novozymes wants to show that it is possible to grow a healthy global business based on values such as transparency, responsibility, openness and honesty. This way of doing business has characterised Novozymes for many years and will continue to do so. On this basis, in 2004 new initiatives were taken in the area of business integrity as part of our sustainability work.

69 ***"Corruption is an insidious plague that has a wide range of corrosive effects on societies. It undermines democracy and the rule of law, leads to violations of human rights, distorts markets, erodes the quality of life, and allows organised crime, terrorism and other threats to human security to flourish,"*** **says Kofi Annan, Secretary-General of the UN.**

The outcome is a clarification of our values in the form of six integrity principles (see box). The principles will be integrated into our quality management system in 2005. By doing so, we want to create further transparency in the way we do business. We also want to prepare employees to deal even better with ethical matters.

The principles constitute a combination of mandatory global principles and framework principles which will be clarified locally. For example, we state that Novozymes neither offers nor accepts bribes under any circumstances. At the other end of the scale comes the exchange of small symbolic gifts at business visits and similar events. Cultural traditions vary widely, and therefore we will establish local upper limits for gifts in each country.

More than just words

When implementing the new set of principles, we will develop training material and train selected employee groups. Furthermore, all employees will have access to guidance and be able to raise concerns about possible breaches of our integrity principles anonymously. A special Committee on Business Integrity is responsible for managing implementation. □

Novozymes' six integrity principles:

- **Bribes:** Novozymes neither accepts nor offers bribes in any form.
- **Facilitation payments:** Novozymes strives to avoid such payments.
- **Money laundering:** Novozymes does not contribute to money laundering. All financial transactions must be documented.
- **Protection money:** Novozymes does not pay protection money.
- **Gifts:** The value of gifts given and received must not exceed locally defined triviality limits.
- **Political and charitable contributions:** Novozymes does not make financial contributions to political parties. Charitable contributions are subject to various restrictions.



The Novozymes Touch
novozymes

Distribution of Novozymes' value added (DKK million)



Gross value added =
total revenue less value
goods and services
purchased
Distribution of
gross value added
Value of goods
and services
purchased 2,720
Wages, pensions,
etc., incl. taxes 1,726
Depreciation and
amortisation charges 519
Interest to lenders 98
Gross value added
3,424
Dividend, incl.
withholding tax 217
Corporation tax 288
Profit adjusted for
the dividend paid
for the year 576
Other income 31

Novozymes' economic impact on society can be viewed from many different perspectives, one being the distribution of value added.

for the individual employee. In 2004 we invested an average of DKK 6,133 in training per employee.

During 2004 we designed and developed a new global intranet. The intranet will be rolled out at the beginning of 2005 and further expanded with facilities to establish virtual network groups, e.g. in connection with cross-functional projects.

Our electronic document management system LUNA is integrated with the new intranet and is one of the key IT tools for storing and sharing information. The number of users rose from 2,207 in 2003 to 2,649 in 2004. In connection with our electronic phone book, which is also on the intranet, a skills database has been created which makes it possible to find colleagues with expertise in specific areas. □

Knowledge management at Novozymes

Our way of managing knowledge and knowledge sharing supports our efforts to achieve our strategic goals via people, processes and IT systems.

The other articles in The Novozymes Report 2004 reflect different aspects of how we develop and share our knowledge resources, e.g. in connection with our technology base, innovation and partnerships. The Accounts and Data section contains additional concrete data reflecting knowledge management. For instance, employee turnover is included in the social data. Low employee turnover may indicate a high degree of satisfaction with the workplace, and is an expression of our ability to retain knowledge and skills in the company.

69 **Novozymes Brazil has had an unconventional knowledge sharing programme since 1999. For at least one day each year, site president Victor Barbosa trades places with another employee so that they can both learn more about each other's work and the challenges they face. *"After sitting in the boss' chair and meeting the central admin people, I have a very different understanding of the purpose of administration. The experience has been of great benefit to me in my everyday work,"* says Dimas Sales de Oliveira, process operator at Novozymes Brazil.**

The enzymes have been replaced with popcorn, but the problems are the same as we encounter from day to day. The popcorn game gave Novozymes' Supply Chain Operations a chance to see how we can achieve even better results by thinking in terms of contexts and common goals rather than focusing on each link in the chain in isolation, such as order management, production, packaging, stock management and delivery.



(CRM) system. The number of users in 2004 was 630, compared with 611 in 2003.

Various formalised cross-functional groups have also been set up to systematise the sharing and use of knowledge internally. The duties and responsibilities of these groups are anchored in the company's quality management system, which is ISO 9001-certified. One example is the industry product groups, which are responsible for ensuring that the quality of our products meets customers' needs and expectations, and that they are produced in the best possible way.

Employees and organisation

When it comes to knowledge management within the company, there are two main focus areas: attracting and retaining the right skills and employees, and developing the right tools to ensure the best possible use of the company's knowledge.

One way of measuring our ability to attract and retain employees in Denmark is through participation in the 'Denmark's Best Workplaces' survey. In 2004 Novozymes was voted the country's best workplace among companies with more than 1,000 employees.

Novozymes was also in the top 20 in a survey of Danish engineering students' preferred future employers conducted by Sweden's Universum in 2004.

Employees' competence development is closely linked to Novozymes' overall business strategy. This strategy is systematically divided into activities in each functional area, and ultimately into performance and competence targets

Users of CRM by area


■ Sales & Marketing
☐ Research & Development
☐ Others
500
400
300
200
100
01
02
03
04

Users of LUNA


3,000
2,500
2,000
1,500
1,000
500
01
02
03
04



is approx. 4,300. At the same time we are adjusting the patent portfolio by relinquishing patents not considered to have commercial value. The number of patent families may therefore vary from year to year. Patenting involves the automatic publication of research results. Novozymes' researchers are also encouraged to publish new discoveries in scientific journals so as to share knowledge about our technology and products with the outside world. A selection of published articles can be found at www.novozymes.com.

Customers

We have increased knowledge sharing with our customers in recent years. Novozymes' online customer centre enables customers not only to order goods but also to find information, training and guidance tailored to each of the industries we serve.

We always strive to meet our customers' needs for new products and associated services. In 2004 we entered into a new collaboration on vendor-managed inventories (VMI) with one of our largest enzyme customers, based on close integration of the customer's IT systems with our own. As the customer sells its products, we automatically receive updates on this online. We use this data to plan our own production and ensure that we deliver enzymes to the customer when the customer needs them.

Internally we gather and share knowledge about our customers through a customer relationship management >>

Strong pipeline to support sales growth

Enzymes for industrial use

- Detergent: new, improved cleaning and fabric care properties, all-new concepts, odour removal
- Other technical: starch/fuel ethanol – higher efficiency, new process concepts, biomass-to-ethanol project
- Food: baking – improved dough properties, non-bread products. Brewing – new concepts. Food specialities – improved cheesemaking, oils & fats, other new uses in food (meat, vegetables)
- Feed: improved phosphorus release, vegetable protein, aquaculture

Approx. 85% of R&D resources

Microorganisms for industrial use

- Institutional & household cleaning: odour reduction, oil & grease degradation
- Plant care: biofungicides, growth enhancement, expanded application of existing products
- Waste treatment: ammonia and nitrite control, colour removal, composting, hydrocarbon degradation

Approx. 5% of R&D resources

Biopolymers & pharmaceutical proteins

- Hyaluronic acid and potentially other biopolymers
- Antimicrobial peptides
- New technology for antibody production
- Low-allergenic protein technologies, etc.

Approx. 10% of R&D resources



Innovation is born in networks of people and skills

Knowledge management is an integral part of Novozymes' way of working and is essential for innovation and commercial success.

One of Novozymes' greatest strengths is the knowledge and skills of the individual employees. New ideas and efficient processes come about when employees' competences are pooled together. To facilitate collaboration and eliminate the huge distances between employees around the world, we use IT systems as a tool to gather, document and share knowledge.

Processes and technology

Novozymes spends the equivalent of around 13% of its turnover on research and development. The idea is to be one step ahead of customers' needs and to develop new and environmentally friendly solutions to industrial problems. These investments pay off in terms of innovative new products, such as a detergent enzyme which works at lower temperatures or improved production technology which enables Novozymes to keep increasing production volumes without needing to make major investments in new factory capacity. Around one tenth of our expenditure on research and development is used in new areas, in line with our strategy of building up new business areas beyond enzymes and microorganisms.

In 2004 we launched seven new enzyme products, which is in line with previous years and exceeds our target. There were also two minor new microorganism products. Sales of new products – i.e. products launched in the last five years – accounted for approx. 30% of turnover. Our pipeline includes more than 100 projects at different stages of the development process. Given that our development portfolio is so broad, our future financial performance is not dependent on the outcome of any one project but on a steady stream of new products coming onto the market.

Novozymes pursues an active patenting strategy whereby we protect new inventions with patents as early as possible. The total number of patents granted and pending

Product launches


■ Enzymes, etc.
□ Microorganisms
10
8
6
4
2
01
02
03
04

Patent families


900
860
820
780
740
01
02
03
04



to launching the product and delivering the first tons of enzyme to the customer.

Products in themselves

Besides acting as suppliers of desired characteristics or as enzyme producers, microorganisms can also be products themselves. Microorganisms have been a separate business area for Novozymes since 2002, and currently account for around 5% of our turnover.

When we produce microorganisms, we do not use gene technology but set straight about producing nature's own organisms. Microorganisms are used in many different contexts. The most familiar are wastewater treatment, brewing and baking, but they are also used in areas such as cleaning, soil improvement and aquaculture.

Potential in new areas

Our core competences have enabled us to build a leading position globally both in enzymes and microorganisms for industrial use. Since 2001 we have also been actively exploring the possibilities of using our technology outside the markets on which we currently operate. Biotechnology is not just a different way of making things; biotechnological production methods have proved to have many advantages compared with conventional ones. In the first instance we have chosen to use our technology to produce biopolymers and pharmaceutical proteins. ■

"*The public's concerns about gene technology are not only about risks to the environment and health, but also about its necessity, the power of industry, and moral issues such as our right to manipulate nature. The key to a worthy debate is acknowledging that the public's scepticism is due to different perceptions of the values against which the technology should be measured and appraised,*" says Jesper Lassen, associate professor at the Centre for Bioethics and Risk Evaluation, Department of Human Nutrition, Royal Veterinary and Agricultural University, Denmark.

4: In the pilot plant we find the optimum growth conditions for the microorganisms. This enables the results from the laboratory to be scaled up from test tubes and beakers to the large tanks at our production facilities around the world.

5: In production the microorganisms grow and generate products in large tanks. A single microorganism can turn into several hundred trillion in just 24 hours.

6: Once fermentation is complete, the products are recovered. The microorganisms are filtered off, and all that remains is to formulate the finished product.







From microorganism to good business

Our expertise in biology, biotechnology and industrial process technology provides the foundations on which we can continue to grow our business with new products.

Novozymes provides biological solutions to industrial problems. The biotechnological tools that we use to get from nature and biology to a finished product include gene technology, microbiological techniques and fermentation technology.

Efficient enzyme producers

The starting point is a microorganism which produces, for instance, an enzyme with the characteristics needed by our customers. In the laboratory we identify the gene that enables the microorganism to produce that particular enzyme.

Once we have the enzyme and the gene, we can use gene technology to improve the enzyme's characteristics. We can, for example, make an enzyme better at breaking down fat or starch in the conditions found in a washing machine. Or we can improve an enzyme's ability to increase the juice yield from the fruit in the production of fruit juice.

Once we have the right enzyme and the right gene, we can begin to get ready for production. Here we use our production organisms – well-known fungi or bacteria which thrive in the production plant and are efficient enzyme producers. The fastest-growing of our production organisms can duplicate themselves every half hour, which means that a single microorganism can turn into several hundred trillion in just 24 hours. The production process takes place in large fermentation tanks with capacities of up to 160,000 litres.

Identifying genes and making enzymes more efficient present many challenges in the laboratory, but it often takes us only a couple of years to get from having the idea

Biotech research in the food area

Consumer scepticism is an important factor in the debate on the use of biotechnology. This means that research into consumer scepticism is increasingly important. For example, consumer research is playing an important role in a new Danish proposal for a strategy for biotechnological research in the food field. The proposal has been tabled by the Danish Advisory Committee on Food Research, led by Novozymes' CSO, Per Falholt. With a clear strategy and sensitivity to consumers, this should pave the way for better exploitation of the potential of biotechnology for tasty, healthier and safer foods.

Our use of gene technology

1: In the laboratory we test soil samples collected around the world. Here we may find microorganisms with properties which could form the basis for future products.

2: We use gene technology to identify the genes which give the microorganisms the characteristics we are interested in. We can also modify these properties to make them a better match for industry's needs.

3: We transfer the desired characteristics to our production organisms, which we know to be good at producing quickly, safely and in large quantities.









Read more about Novozymes' stance on corporate governance and its management and control systems at www.novozymes.com.

Outlook for 2005 and long-term financial targets

The outlook for 2005 has been prepared in accordance with IFRS. The transition does not, however, impact on growth.

The key sales currencies depreciated further against the DKK in 2004. The trend has been positive at the start of 2005 but rates are still below the average rates for 2004. Since 96% of Novozymes' sales take place outside Denmark, lower exchange rates will impact significantly on the financial results again in 2005.

(DKK)	USD	JPY	CNY
Average exchange rate for 2004	599.19	5.54	72.32
Spot rate on January 28, 2005	570.92	5.53	68.97
Change	(5%)	(0%)	(5%)

Less favourable exchange rates reduce growth in net turnover and operating profit, while net financials may be affected positively depending on how the currencies have been hedged. Assuming that exchange rates remain at their current levels for the rest of the year, especially the USD and JPY, the outlook for 2005 can be summarised as follows:

- Growth in net turnover of around 6-7% in local currrency terms and around 4% in DKK terms. Thus less favourable exchange rates are expected to reduce sales growth by more than 2 percentage points.
- Growth in operating profit of just under 6%. Operating profit will be negatively affected by less favourable exchange rates, since Novozymes has a higher proportion of costs than revenue denominated in DKK. Growth will be in excess of 10% in local currency terms. All other things being equal, the sensitivity of operating profit to fluctuations in exchange rates in 2005 is expected to be DKK 30-40 million for the USD, and DKK 5-15 million for the JPY, based on a 5% change in the exchange rate.
- Net financial costs of DKK 40-50 million.
- Growth in net profit of around 5% despite the unfavourable exchange rate situation.
- Operating profit margin of just over 18%.
- Return on invested capital of around 17%, on a par with 2004.
- Free cash flow before acquisitions of DKK 750-850 million.
- Investments in tangible fixed assets before acquisitions are expected to be on a par with the year's depreciation and amortisation charges. Total investments in 2003-2005, excluding acquisitions, are thus expected to be significantly less than total depreciation and amortisation charges during the same period.

Novozymes' long-term financial targets are unchanged:

- Annual growth in operating profit of at least 10%
- Operating profit margin of around 17%
- Return on average invested capital after tax of at least 15% per annum

The financial discussion on page 36 contains further information on Novozymes' capital structure. □



minor microorganism products were launched. In the coming years we will be focusing on further increasing organic growth and profitability in this business area.

Biopolymers and pharmaceutical proteins

Novozymes launched its first biopolymer product for the cosmetics industry in 2004. Novozymes is also working on projects in antimicrobial peptides, the development of low-allergenic proteins, and monoclonal antibodies, and is looking for external partners in all three areas.

Pending litigation

The Danisco arbitration case (cf. The Novozymes Report 2003) has yet to be resolved. Danisco is claiming that Novozymes has unlawfully appropriated certain lipase-related inventions. Novozymes still believes that it has a strong case.

Potential business risks

Novozymes' business builds largely on the industrial use of contained gene technology. Acceptance of the use of industrial gene technologies is therefore of great importance. Novozymes strives for openness towards its stakeholders and works actively to distribute widely information on the benefits associated with the contained use of gene technology.

As a result of Novozymes' global activities and substantial sales in foreign currencies, the company is heavily exposed to movements in exchange rates. Currency exposure is therefore a very significant financial risk factor for the group. Novozymes hedges its currency exposure with the primary aim of reducing any negative impact of changes in exchange rates and increasing the predictability of the group's financial results.

Events occurring after the close of the financial year

The share buy-backs worth a total of DKK 850 million which started on January 30, 2004 finished on January 3, 2005.

With effect from January 1, 2005 Novozymes has changed its accounting policies in line with the International Financial Reporting Standards (IFRS).

Corporate governance

Corporate governance is all about frameworks for business management, including the overall principles and structures regulating interaction between the company's management bodies. The aim is openness and transparency to give our stakeholders a relevant insight into the business.

In The Novozymes Report 2003 we described a new method for evaluating the effectiveness of cooperation between Novozymes' Board of Directors and Executive Management as an example of improvements in corporate governance. As part of the Board's annual follow-up work, the self-assessment process in 2004 resulted in the following initiatives:

- Sharper focus on the group's strategy outside the enzyme field
- Sharper focus on risk management
- Development of an improved model for evaluating organisation- and management-related matters at board level
- Assessment of the need to revise or reduce monthly reporting
- Further strengthening of overall themes at Board meetings
- Greater emphasis on exploiting Board members' inspiration and experience from other contexts
- Simplification of the performance assessment itself


novozymes

shareholder value by working systematically with targets for financial, environmental and social performance, and by managing the risks deriving from factors in all three areas.

Novozymes made total payments to shareholders of DKK 1,064 million during the year, breaking down into a dividend of DKK 217 million for the 2003 financial year and a share buy-back programme worth DKK 847 million.

At the Annual Meeting of Shareholders on March 16, 2005 the Board of Directors will recommend payment of a dividend of DKK 3.50 per share for the 2004 financial year. This is equivalent to 30% of the year's net profit, on a par with last year's dividend payout ratio.

Capital structure

As part of the optimisation of Novozymes' capital structure, the Board of Directors approved a capital adjustment programme in 2004 whereby the company plans, among other things, to buy back shares for up to DKK 2,500 million over a period of three to four years. The shares are to be bought back with a view to subsequently writing down the company's share capital.

The Annual Meeting of Shareholders on March 17, 2004 resolved to write down the company's share capital. Following this write-down the company has share capital of DKK 726 million, corresponding to 72.6 million shares.

In 2004 Novozymes bought back shares for DKK 847 million. The ceiling for the year's buy-backs was raised during the year from DKK 650 million to DKK 850 million. Share buy-backs of up to DKK 650 million are anticipated in 2005. The Board is also recommending that the Annual Meeting of Shareholders in 2005 resolve to write down the company's share capital by DKK 30 million.

Business highlights

Enzymes for industrial use

Novozymes launched six new enzyme products in 2004, three of which in the field of detergent enzymes.

In April Novozymes reached the third milestone in the contract with the National Renewable Energy Laboratory under the US Department of Energy for the development of more effective enzymes for the production of fuel ethanol from biomass. Novozymes had the contract extended for another year and consequently received additional funding of USD 2.3 million.

In November 2004 Novozymes entered into an agreement with Belgian company Solvay Pharmaceuticals on the development of new products in the field of digestive enzymes.

Internal collaboration between Novozymes' research and production departments on optimising production resulted in substantial productivity improvements again in 2004.

Microorganisms for industrial use

In 2004 the microorganisms business focused on integrating the acquired companies and generating organic growth. The integration process is on schedule, and microorganisms now account for around 5% of Novozymes' turnover. Two ▷▷


novozymes
TILL

Board of Directors

The results for 2004 were particularly good considering the major challenges faced. The enzyme business showed continued earnings growth.

Financial results

Overall the results for 2004 were very satisfactory. Novozymes achieved continued growth in earnings and healthy organic growth in the enzyme business. The integration of the acquired companies in the microorganisms field has gone well, and this business area is showing healthy growth.

Turnover grew by 4% to DKK 6,024 million, while growth in local currency terms was 8%. Less favourable exchange rates, especially for the USD, reduced sales growth by 4 percentage points. Despite the strongly negative impact of exchange rate movements, operating profit climbed by 11% to DKK 1,090 million and the operating profit margin increased to 18.1%. Net profit rose by 8% to DKK 782 million, which was more than expected at the beginning of the year.

When Novozymes floated on the Copenhagen Stock Exchange in 2000, we set a long-term target for the return on invested capital (ROIC) of 15%. We are continuing to meet this target, generating ROIC of 17.3% in 2004, against 15.0% in 2003.

Free cash flow came to DKK 1,080 million, equivalent to 18% of turnover.

Environmental and social results

Novozymes substantially improved its utilisation of resources again in 2004, more than meeting its targets of increasing the eco-productivity indices for water and energy respectively by more than 5%. The index for water actually increased by 16% and that for energy by 13%. All 13 sustainability targets for 2004 were achieved.

The frequency of occupational accidents remained unchanged at 7.1. The number of occupational accidents requiring professional first aid and the number of occupational diseases both fell in 2004.

In 2004 the bonus scheme for the Executive Management and other senior employees was modified so that bonuses now also depend on whether Novozymes meets its sustainability targets. This bonus arrangement is continuing in 2005 with new targets for environmental and social responsibility (see page 42).

Shareholder value

Novozymes A/S' B share ended the year at DKK 278, corresponding to an increase of 29% over the year. Despite falling exchange rates and higher oil prices, the mood on the stock market was generally positive. The Novozymes share again performed better than the market as a whole: by way of comparison the Copenhagen Stock Exchange's KFX blue-chip index gained 17% in 2004.

For the fourth year in a row Novozymes was ranked by Dow Jones Sustainability Indexes as the most sustainable company in healthcare/biotechnology both in Europe and worldwide, and for the second year in a row Sustainable-Business.com rated Novozymes one of the world's top 20 companies for sustainability. These rankings underline Novozymes' ability to continue to generate long-term

Sales of microorganisms grew by 14% in 2004, positively affected by the acquisitions made in 2003. In 2004 Novozymes concentrated on consolidating the business area, which was created through a series of acquisitions, and on generating organic growth through new uses for microorganisms.

The greatest sales growth was in plant care in the USA and Western Europe. Sales for institutional and household cleaning also grew healthily.

Competitors

Novozymes is the global market leader in both of its business areas: enzymes and microorganisms. Its estimated share of the global market is 44% for enzymes and 50% for microorganisms. □

The state of competition in enzymes for industrial use
The world market for enzymes for industrial use was worth approx. DKK 12.8 billion in 2004*.



DSM (The Netherlands) 5%
Genencor Intl. (USA) 18%
BASF (Germany) 5%
Others 28%
Novozymes 44%

** Source: Novozymes' estimate, 2005*

Novozymes' profile

Novozymes' 600+ products play an important role in the production of thousands of products for everything from foods and textiles to cleaning and wastewater treatment. Enzymes and microorganisms for industrial use account for 95% and 5% of Novozymes' business respectively. Novozymes' products are sold in 130 countries, the largest geographical markets being Europe, North America and Asia.

In more than 40 different industries our biological solutions improve companies' performance and product quality, and help to save water, energy and raw materials and to reduce the amount of waste, benefiting both the environment and companies' earnings.

In partnership with customers, technology leaders, academia and others, Novozymes' 3,966 employees use the world's biological diversity together with advanced biotechnological methods to make nature's unique capabilities available to companies worldwide.



bohydrates. Sales of enzymes to the baking industry dropped substantially for this reason, while sales of enzymes to the brewing industry grew. Enzymes for the baking industry continue to be the largest area within food enzymes. The performance of the other industries was stable and satisfactory.

Sales of food enzymes are again expected to be negatively affected by the challenges in the baking industry in 2005, and a growth rate slightly below the long-term target rate is anticipated.

Feed enzymes

- Novozymes' market share: 45-50%
- Anticipated long-term annual sales growth: 10-20%

Sales of feed enzymes continued to grow healthily in 2004, climbing by 15% in DKK and even more in local currency terms. Sales of non-phytase products, such as those for releasing vegetable protein, grew fastest, but growth in sales of phytase, which is used to increase the absorption of phosphorus, was also high. The business is expanding geographically into the emerging markets of Latin America and Asia.

Sales are expected to continue to grow rapidly in 2005, but at a lower rate than before.

Industrial microorganisms

The industrial microorganisms business area includes sales of microorganisms for aquaculture, wastewater treatment, cleaning and biological plant care.

- Novozymes' market share: approx. 50%
- Anticipated long-term annual sales growth: approx. 10%

Sales of feed enzymes



DKK million
800
600
400
200
0
00
01
02
03
04

Sales of microorganisms



DKK million
400
300
200
100
0
01
02
03
04





Sales of other technical enzymes grew by 5%, due mainly to sharp growth in sales of enzymes to the fuel ethanol industry in the USA and healthy growth in sales of enzymes to the textile industry in China. Growth was significantly higher measured in local currency terms.

The growth in sales of enzymes to the fuel ethanol industry was due to the continued substitution of the environmentally harmful fuel additive MTBE with ethanol. Growth in the USA is being driven by several states banning the use of MTBE, and more states are expected to introduce similar bans in the future.

There was further healthy growth in sales to the textile industry, driven by enzymes for bleaching denim, particularly in China. There was also some growth in less fashion-dependent textile applications in 2004.

We anticipate continued healthy growth in sales of other technical enzymes in 2005, mainly in the fuel ethanol and textile industries.

Food enzymes

Food enzymes include products for the baking industry, the brewing, beverage alcohol, fruit juice and wine industries, and other food industries such as the dairy industry and the oils and fats industry.

- Novozymes' market share: 30-35%
- Anticipated long-term annual sales growth: 10-15%

Sales of food enzymes grew by 2% in 2004 in DKK terms, markedly negatively affected by movements in the USD exchange rate. The most significant changes in the market were seen in the baking and brewing industries. Both were affected by the dietary trend in the USA towards fewer car- ▹▹

Sales of technical enzymes


Detergent enzymes
Other technical enzymes
Total
DKK million
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
00
01
02
03
04

Sales of food enzymes


DKK million
1,500
1,200
900
600
300
0
00
01
02
03
04


10

Continued healthy growth in 2004

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the boundaries of biological solutions to improve industrial performance everywhere.

Novozymes' sales grew by 4% to DKK 6,024 million in 2004. Sales growth was negatively affected by exchange rate movements, especially the USD, as sales in local currency terms grew by 8%.

Industrial enzymes

Enzymes for industrial use account for 95% of Novozymes' turnover. They are divided into three categories:

- Technical enzymes
- Food enzymes
- Feed enzymes

Technical enzymes

Technical enzymes include products for the detergent industry, the starch, textile, fuel ethanol, pharmaceutical, leather and forest products industries, and various smaller industries. Biopolymers and sales of proteins for the pharmaceutical industry from Novozymes Biopharma AB are also included in this category.

- Novozymes' market share: 45-50%
- Anticipated long-term annual sales growth: approx. 5%

Sales of detergent enzymes fell by 1% in 2004, although there was slight growth measured in local currencies after several years of stagnation in this market. Novozymes is working on developing the market for detergent enzymes through the introduction of innovative new products with improved properties. We anticipate slight growth in local currency terms in 2005 on the market for detergent enzymes.

Distribution of sales in %


Other technical enzymes 25%
Food enzymes 24%
Feed enzymes 12%
Microorganisms 5%
Detergent enzymes 34%

Geographical distribution of sales


Asia Pacific 19%
Latin America 8%
North America 29%
Europe, Middle East & Africa 44%





Return on invested capital (ROIC)
Return on invested capital (ROIC) rose to 17.3%.


%
20
16
12
8
4
0
00
01
02
03
04

Eco-productivity index for water and energy
The EPI for water and energy was 116 and 113 respectively.
- Water
- Energy


120
110
100
90
80
70
00
01
02
03
04

Occupational accidents and diseases (per million working hours)
The frequency of occupational accidents was unchanged at 7.1.
- Frequency of occupational diseases
- Frequency of occupational accidents


10
8
6
4
2
0
02
03
04



Key indicators 2004

Key figures 2004
Turnover: DKK 6,024 million
Operating profit: DKK 1,090 million
Net profit: DKK 782 million
Operating profit margin: 18.1%
Free cash flow before acquisitions as a percentage of turnover: 17.9%
ROIC: 17.3%
EPI, water: 116
EPI, energy: 113
Frequency of occupational accidents: 7.1
Frequency of occupational diseases: 1.1

Turnover
Turnover rose by 4%, negatively affected by lower exchange rates.



Total sales in DKK million
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
00
01
02
03
04

Operating profit and net profit
Operating profit rose by 11%.
Net profit
■ Operating profit



DKK million
1,200
1,000
800
600
400
200
0
00
01
02
03
04

Operating profit margin and free cash flow before acquisitions as a percentage of turnover
Operating profit margin was 18.1%.
Free cash flow before acquisitions as a percentage of turnover
■ Operating profit margin



%
20
16
12
8
4
0
00
01
02
03
04

Biotechnology is the key to the future

2004 was another year of very healthy bottom-line growth for Novozymes despite the wind definitely not being with us. We have come through the negative effects of the falling dollar well, and we successfully parried rising energy prices with continual improvements in production efficiency and so better utilisation of resources. And yet again we demonstrated how our use of biotechnology enables organic growth, increased productivity and expansion into new areas.

Strong Danish krone a challenge

But there are still obstacles in our path. The very strong Danish krone is a particular challenge. When we floated on the Copenhagen Stock Exchange in 2000, a dollar was worth DKK 8.70; at the end of 2004 we were getting just around DKK 5.50 for every dollar. We are good at hedging our exposure; however, if the dollar continues its decline, we must expect this to have an increasing effect on the market situation, with our dollar-based competitors having the advantage.

Innovation drives growth

With nine new products in 2004 we have proven the value of being an innovative organisation with a good, focused pipeline. Our innovative efforts are also reaping rewards outside our traditional businesses of enzymes and microorganisms. The field where we have come furthest is biopolymers, and we were able to launch our first biopolymer product for the cosmetics industry in 2004. Innovation is our lifeblood and is born in networks of people with different backgrounds. We therefore do what we can to stimulate dialogue between employees in different areas and between Novozymes, our partners, our customers and other stakeholders. These networks are the foundations on which we can build new ideas, and dialogue with the outside world is essential if we are to move in a direction which matches its needs for new products and new applications.

A technology on the up

If we consider the bigger picture and look at the world around us, we can see that developments are on our side. Industrial – or 'white' – biotechnology is now making major inroads, not only in terms of enzymes but also in other areas. A century back a young, dynamic person wanting to help shape the future would have wanted to be a chemist. Chemistry was then a young technology, and it was clear that it would have an impact. In recent years the seeds have been sown for a future of biotechnology, and it is to biotechnology that we need to look today. I believe that a century from now – and maybe sooner – biotechnology will have had just as great an impact on society as the chemical industry has had to date. Only this time we have an opportunity to create a better balance between the need for economic growth and the needs of society and the environment.

Global challenges

Biotechnology is a new paradigm, besieged by debate and healthy scepticism. As a global business we operate under varying conditions when it comes to our use of biotechnology. In the USA, which is our largest market, the path from development to final product is short, and approvals are quick and extremely efficient – without compromising standards. Asia came on board a little later but has already come a long way, and we expect Asia and Latin America to be among our growth drivers in the coming years. Europe is well up there on the research front, but it takes a long time to get finished products approved and so be able to reap the financial rewards of costly research.

Herein lies a major challenge – a challenge of communication – which we share with many of our stakeholders. Part of this involves documenting how our use of biotechnology can help our surroundings, and in 2004 we took another step towards comprehensive documentation of the positive effects of our products on the environment.

The future does not make itself, people make it. And we want to be among those people.

Steen Riisgaard, President and CEO



“We imagine a future where our biological solutions create the necessary balance between better business, cleaner environment and better lives.”

Report

Report



Guide to The Novozymes Report

The Novozymes Report presents Novozymes' financial, environmental and social results during the past year. This year's report focuses on the technology on which Novozymes' entire business is built.

Enzymes

Microorganisms | **Biotechnological know-how**

New areas

Besides a review of the year's results and the business climate in 2004, we provide an insight into our use of biotechnology and our way of managing knowledge as the catalyst for innovation. One current trend is the good conditions for growth in Asia. This year we focus on Novozymes in China, where we have been part of development for ten years. As a member of the global community, we strive to contribute to sustainable development, partly through clearly defined business ethics. To demonstrate the range of our technology, we give three examples of new products from both existing and emerging business areas, and explain how efficient production can also benefit our surroundings. We strive for dialogue with our stakeholders, and involve our employees, partners, customers, investors and NGOs whenever we can.

The information which we believe to be of most relevance to our stakeholders can be found under *Report* and *Accounts and Data*. The third part of the report is a CD-ROM with accounts for the parent company, Global Reporting Initiative (GRI) indicators, our Communication on Progress with respect to the Global Compact, an overview of achievement of environmental and social targets in 2004, a report on transport and the environment, and data from Novozymes' production sites.





From one to trillions in 24 hours



Going it alone
Simple microorganisms like this bacterium can reproduce without a partner, dividing into two every half an hour.



Doubling up
Before splitting into two, the bacterium duplicates its contents and transfers the doublets to each end of the cell. It then contracts across the middle.



A twin is born
After a few minutes the cell membrane fuses and the cell is divided. The two identical bacteria are now ready to divide again.

Bacteria and fungi are the starting point for Novozymes' products and are among the workhorses which produce the enzymes in our production. Novozymes' enzymes are used in the production of thousands of products familiar from everyday life. They also benefit the environment in a wide range of areas. Read more about Novozymes, enzymes and microorganisms at www.novozymes.com.



Accounts and Data

The Annual Accounts of the Parent Company Novozymes A/S are to be found on the enclosed CD-ROM.

"We imagine a future where our bio-
logical solutions create the necessary
balance between better business,
cleaner environment and better lives."

Statement of the Board of Directors and the Management

The Board of Directors and the Management have considered and approved the Annual Report for 2004 of Novozymes A/S.

The Annual Report has been prepared in accordance with the Danish Company Accounts Act, the current Danish accounting standards and the regulations of the Copenhagen Stock Exchange for the presentation of accounts by listed companies. In our opinion the accounting policies used are appropriate and the Annual Report gives a true and fair view of the Group's and the Parent Company's* assets, liabilities, shareholders' equity, net profit and financial position, and the Group's cash flows.

The Annual Report is submitted for the approval of the Annual Meeting of Shareholders.

Gladsaxe, January 31, 2005

Management:

Steen Riisgaard
President and CEO

Per Falholt   Per Månsson   Peder Holk Nielsen   Arne W. Schmidt

Board of Directors:

Henrik Gürtler
Chairman

Kurt Anker Nielsen
Vice Chairman

Paul Petter Aas   Jerker Hartwall   Arne Hansen

Lars Bo Køppler   Ulla Morin   Walther Thygesen   Hans Werdelin

* *The Annual Accounts of the Parent Company Novozymes A/S are only included on the CD-ROM enclosed with the Annual Report. The Annual Accounts of the Parent Company form an integral part of the Annual Report.*

Auditors' report

We have audited the Annual Report of Novozymes A/S for 2004, prepared in accordance with the Danish Company Accounts Act and the accounting regulations for the companies listed on the Copenhagen Stock Exchange*.

The Annual Report is the responsibility of the Company's Board of Directors and Management. Our responsibility is to express an opinion on the Annual Report based on our audit.

Basis of opinion

We conducted our audit in accordance with International and Danish auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the Annual Report is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Annual Report. An audit also includes assessing the accounting policies used and significant estimates made by the Board of Directors and Management, as well as evaluating the overall Annual Report presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit did not give rise to any qualifications.

Opinion

In our opinion, the Annual Report gives a true and fair view of the Group's and the Parent Company's** assets, liabilities, shareholders' equity and financial position at December 31, 2004, and of the results of the Group's and the Parent Company's operations and consolidated cash flows for 2004 in accordance with the Danish Company Accounts Act and the accounting regulations for the companies listed on the Copenhagen Stock Exchange.

Gladsaxe, January 31, 2005

PricewaterhouseCoopers
Statsautoriseret Revisionsinteressentskab

Ernst & Young
Statsautoriseret Revisionsaktieselskab

Lars Holtug
State-Authorised Public Accountant

Kim Füchsel
State-Authorised Public Accountant

Ole Neerup
State-Authorised Public Accountant

* *In addition to the statutory audit of the Annual Report comprising pages 1-43 (Report) and 1-47 (Accounts and Data), Pricewaterhouse-Coopers has performed a separate review and assessment of qualitative and quantitative aspects of environmental and social responsibility contained in the Annual Report, and provided the separate statement thereon published on page 6 (Accounts and Data).*

** *The Annual Accounts of the Parent Company Novozymes A/S are only included on the CD-ROM enclosed with the Annual Report. The Annual Accounts of the Parent Company form an integral part of the Annual Report.*

Independent assurance report on Novozymes' environmental and social responsibility reporting

Subject, responsibilities, objective, and scope of assurance statement

As agreed with Management, we have in addition to our audit of the Annual Report reviewed and assessed the description of Environmental and Social Responsibility information in the Annual Report for 2004. The quantitative and qualitative aspects on which this report is based are also comprised by our audit of the Annual Report. The Company Management are responsible for the collection and presentation of the information in the Annual Report. Our responsibility is to express a conclusion on presented information relating to environmental and social responsibility in the Annual Report.

Basis of opinion

We planned and performed our work based on the AA1000 Assurance Standard and in accordance with ISAE 3000 to obtain reasonable assurance that the Annual Report provides a reliable, accurate and balanced representation as regards Novozymes' work with respect to Environmental and Social Responsibility. On the basis of an assessment of materiality and risk, we have reviewed and assessed management and reporting systems, processes and competences supporting Novozymes' performance in these areas as well as internal control systems. Further, we have interviewed members of the Executive Management, members of the Sustainability Development Strategy Group, the Sustainability Development Center, the Reporting Group, the ombudsman, head of facilitators as well as Management representatives and employees at selected reporting units (Tianjin, China; Franklinton, USA; Kalundborg and Fuglebakken, Denmark). Moreover, we have analysed and tested documentation relating to representations made. We have on a test basis reviewed data and underlying documentation at the selected reporting units and checked whether data has been reported in accordance with the accounting policies applied. Finally, we have assessed the overall presentation. In our opinion, the work performed provides a reasonable basis for our conclusion.

Conclusion

In our opinion:

- Novozymes has identified material stakeholders as well as environmental and social aspects relating to Novozymes' activities. In our assessment, proposals and wishes put forward by key stakeholders are heard;
- the Annual Report provides the most important, known information concerning Environmental and Social Responsibility, and the information provides a fair and balanced representation of Novozymes' work with the activities stated in the section "Accounting policies";
- this Report will be made available to all Novozymes' stakeholders;
- the existing management and reporting systems as well as internal control systems support the reliability of the information in the Annual Report.

Progress and recommendations

The recommendations made by us in our Statement in the Annual Report for 2003 have been addressed by Novozymes as follows:

- in this Annual Report Novozymes has provided more reasoning on how embedding Environmental and Social Responsibility into the business creates value;
- Novozymes has started to identify additional internal indicators that show to what degree procedures and reported measures are implemented and observed;
- Novozymes has completed the analysis on how increased peer-benchmarking can be achieved. Further details are presented on the CD-ROM: Novozymes' use of the GRI indicators.

Novozymes has defined and set sustainability targets for 2005 which also address our recommendation that Novozymes continues to examine the social and environmental impacts of its products and activities in the value chain and further improves measurement rules and methodologies for reporting such impacts.

Gladsaxe, January 31, 2005

PricewaterhouseCoopers AG, Switzerland

Thomas Scheiwiller, *Dr. sc.nat.*

PricewaterhouseCoopers
Statsautoriseret Revisionsinteressentskab

Helle Bank Jørgensen, *State-Authorised Public Accountant*

Risk factors

Financial risk factors

Novozymes' international operations mean that its profit and loss account and balance sheet are exposed to a number of financial risk factors. Financial risks are managed centrally by the Group finance function. The use of financial instruments is governed by the treasury policy approved by Novozymes' Board of Directors. This policy contains rules on the financial instruments that can be used for hedging, the counterparties that can be used and the risk profile that is to be applied. Financial instruments are used to hedge existing assets and liabilities or expected future net cash flow.

Currency exposure

Currency exposure arises due to imbalances between income and costs in each particular currency and because Novozymes has more assets than liabilities in foreign subsidiaries.

Operating profit is most exposed to the EUR, USD and JPY. A 2.25% movement in the EUR would, other things being equal, result in a change in operating profit of around DKK 40-50 million. A movement of 5% in the USD would result in a change in operating profit in the region of DKK 30-40 million. A movement of 5% in the JPY would result in a change in the region of DKK 5-15 million.

Novozymes' policy is to hedge existing net current assets in foreign currencies and expected future net exposure from the company's operations. Hedging is carried out through a combination of currency loans, forward exchange contracts, currency swaps and options. The hedging transactions are based on Novozymes' expectations of future exchange rate fluctuations and are carried out to minimise risk and therefore increase the predictability of the Group's financial results.

Currency exposure relating to investments in foreign subsidiaries is hedged where this is deemed appropriate. Currency exposure is managed primarily by taking out currency loans and entering into currency swaps. Currency swaps, which are used to hedge participating interests, generally have a maturity period of over 12 months.

Interest rate exposure

Interest rate exposure arises in relation to interest-bearing assets and liabilities. A change of one percentage point in the average interest rate on Novozymes' net interest-bearing assets would have an effect on profit before tax of DKK 1.8 million. 73% of the loan portfolio at year-end 2004 was at fixed rates of interest. According to Novozymes' treasury policy, free funds may only be invested in government bonds, extremely liquid domestic mortgage-credit bonds and money-market deposits.

Credit risk

The Group does not have a significant concentration of credit risk. Credit risk is managed by dealing in financial instruments and placing deposits only with banks having a satisfactory credit rating from one or more of the recognised rating agencies. Credit risk is calculated on the basis of net market values and is governed by the company's treasury policy.

Liquidity risk

In connection with the Group's ongoing financing of operations, including refinancing risk, the finance function shall ensure adequate and flexible liquidity. This is guaranteed by placing deposits in cash and extremely liquid negotiable instruments, and using binding credit facilities.

Other risk factors

Enzymes produced using genetically modified organisms (GMOs)

Novozymes produces a large number of enzymes using genetically modified organisms. Without this technology it would be necessary to use larger quantities of raw materials, water and energy, and in many cases commercial production of an enzyme would not be profitable.

In recent years the use of gene technology and GMOs in relation to foods has been the subject of debate, mainly concerning foods containing GMOs. Novozymes' use of gene technology has only featured in the debate to a very limited degree.

However, it is possible that Novozymes' production and sales to the food and animal feed industries may be affected by the public debate on gene technology and the impact this may have on consumer demand.

Read more about Novozymes' use of gene technology on page 16 of the Report and at www.novozymes.com.

Customer concentration

Novozymes sells its products worldwide, and we are subject to the financial and political risks which this naturally entails. At the same time, a relatively small number of detergent customers account for a high proportion of our turnover, which means that Novozymes is affected by these customers' market conditions.

We work closely with our major customers in order to limit this risk, for example by means of joint production planning, integration of IT systems, etc. ■

Accounting policies

Accounts for 2004

The Annual Report for 2004 of Novozymes A/S has been prepared in accordance with the Danish Company Accounts Act (accounting class D), current Danish accounting standards and the regulations of the Copenhagen Stock Exchange on the presentation of accounts by listed companies. The accounting policies are unchanged from last year with the exception of one amendment regarding environmental and social data and data for knowledge, see page 12.

With effect from January 1, 2005 Novozymes is changing its accounting policies in accordance with the requirements of the International Financial Reporting Standards (IFRS). Based on the IFRS in force on January 1, 2005, the move from the current accounting policies to IFRS will involve changes in the following areas:

- Share-based remuneration
- Financial instruments
- Capitalised borrowing costs
- Provisions for employee benefits
- Business combinations

See pages 35-36 for a more detailed review of the changes and the effect of the transition to IFRS.

As in previous years, the annual accounts of the parent company, Novozymes A/S, are only included on the enclosed CD-ROM and not in the printed version. The annual accounts of the parent company are an integral part of the Annual Report, while other information on the CD-ROM is viewed as supplementary information.

Environmental and social data and data for knowledge have been selected on the basis of an assessment of which data is of particular significance for Novozymes' long-term earnings capacity. We also believe that it is this data which is of greatest relevance to our key stakeholders. Information on Novozymes' use of the GRI indicators will be found on the enclosed CD-ROM. Environmental and social data and data for knowledge are integrated parts of the Annual Report and are covered by the statutory audit performed by the auditors elected by the Annual Meeting of Shareholders.

Accounting policies for financial information

Recognition and measurement in general

As revenue is earned it is recognised in the profit and loss account. The same applies to value adjustment of financial assets and liabilities, which are measured at fair value or amortised cost. All costs incurred in generating the year's earnings, including depreciation, amortisation and write-downs, are likewise recognised in the profit and loss account.

Assets are recognised in the balance sheet when it is considered probable that future economic benefits will accrue to the Group, and the value of the asset can be measured on a reliable basis. Liabilities are recognised in the balance sheet when they are considered probable and can be measured on a reliable basis. When first recognised, assets and liabilities are measured at cost. Thereafter assets and liabilities are measured as described below for each item of the accounts. The recognition and measurement principles take due account of predictable losses and risks occurring prior to the presentation of the Annual Report that confirm or refute the conditions prevailing on the balance sheet date.

Basis of consolidation

The consolidated accounts comprise the accounts of Novozymes A/S (the parent company) and all the companies in which the Group owns more than 50% of the voting rights or otherwise has a controlling influence (subsidiaries), as well as joint ventures.

The consolidated accounts are based on the accounts for the parent company and for the subsidiaries, and are prepared by combining items of a uniform nature and subsequently eliminating intercompany transactions, internal shareholdings and balances, as well as unrealised intercompany profits and losses. All accounts used for consolidation are prepared in accordance with the Group's accounting policies.

The Group's holdings in joint ventures are accounted for using the proportionate consolidation method by including its proportional share of their assets, liabilities, income and costs line by line.

The purchase method is applied to acquisition of new activities. The assets and liabilities of each new activity are thus restated at fair value at the time of acquisition. Goodwill is recognised as an asset in the balance sheet and amortised over the expected economic life. Goodwill from acquisitions is adjusted for changes in recognition and measurement of net assets until one full financial year after the date of acquisition. Amortisation of goodwill is allocated in the consolidated accounts to the functions to which it relates. Newly acquired activities are recognised as from the date of acquisition and no adjustment is made to comparative figures.

Translation of foreign currencies

Transactions in foreign currencies are translated into Danish kroner at the rates of exchange on the transaction date. Monetary items denominated in foreign currencies are translated into Danish kroner at the rates of exchange on the balance sheet date. Accounts of foreign subsidiaries that are separate entities are translated into Danish kroner using exchange rates on the balance sheet date for assets and liabilities, and average exchange rates for profit and loss items.

Goodwill arising on the acquisition of new activities is treated as an asset belonging to the foreign subsidiaries and translated into Danish kroner at the rates of exchange on the balance sheet date.

Realised and unrealised foreign exchange gains and losses are recognised in the profit and loss account under financial items, with the exception of the following exchange rate differences recognised directly in Other comprehensive income under Shareholders' equity:

- Translation of the net assets of foreign subsidiaries at January 1 at the closing rates on December 31.
- Translation of the profit and loss accounts of foreign subsidiaries from average exchange rates to the exchange rates on the balance sheet date.
- Translation of long-term intercompany loans, which are considered as an addition to net assets in subsidiaries, at the exchange rates on the balance sheet date.
- Translation of currency swaps contracted to hedge net assets in subsidiaries at the exchange rates on the balance sheet date.

For subsidiaries in high-inflation countries adjustments are made for inflation before translation of items of the accounts at the exchange rates on the balance sheet date.

Derivative financial instruments

Forward exchange contracts and currency options used to hedge receivables and debt in foreign currency are measured at fair value on the balance sheet date, and value adjustments are recognised in the profit and loss account under financial items. Forward exchange contracts and currency options used to hedge expected future transactions in foreign currency are measured at fair value on the balance sheet date, and value adjustments are recognised directly in Shareholders' equity.

Currency swaps are used to hedge net investments in subsidiary companies. Currency swaps are measured on the basis of the difference between the swap rate and the rate on the balance sheet date, and the value adjustment is recognised directly in Shareholders' equity.

Derivative financial instruments used to hedge the interest rate exposure on financial assets and liabilities are first recognised in the balance sheet at cost and are thereafter measured at fair value. All value adjustments are recognised directly in Shareholders' equity. Revenue and costs related to hedging transactions of this type are transferred from Shareholders' equity on realisation of the hedged asset and are recognised under financial items. Positive and negative fair values of derivative financial instruments are recognised under Other debtors and Other creditors respectively.

All derivative financial instruments are recognised on the settlement date, while all other financial instruments are recognised on the transaction date.

Share-based remuneration

Share-based remuneration to the employees of the Novozymes Group is not recognised in the balance sheet or the profit and loss account if it is hedged by the holding of own participating interests. The Novozymes Group intends to hedge issued share-based remuneration on an ongoing basis by acquiring own participating interests. Value adjustments of share options are considered to be hedged by the equivalent change in the value of the holding of own participating interests. The market value of the issued share options is assessed using the Black-Scholes model.

Grants

Grants received which relate to research and development are recognised under Licence fees and Other operating income, net, based on the percentage completion of the projects. Grants received which relate to investments are recognised under liabilities on receipt and thereafter under Licence fees and Other operating income, net, in step with use of the assets for which the grants are made.

Segmented data

The Novozymes Group's activities comprise two segments: enzymes and microorganisms. The Group is managed primarily on the basis of a customer focus in relation to a number of strategic and local customers, so business segments are considered to be the primary segment. Data is also provided on the secondary geographical segment.

Items included in net profit are segmented where they can be attributed directly or indirectly to the different segments. The segmented assets in the Notes comprise the fixed and current assets which are applied directly to the operations of the segment, including Intangible fixed assets, Tangible fixed assets, Stocks, Trade debtors and Other debtors. Segmented liabilities comprise liabilities derived from the operations of the segment, including certain Provisions, Trade creditors and Other creditors.

Key figures

Key figures are mainly prepared in accordance with the "Rec*ommendations and Key Figures 2005" of the Danish Society of* Financial Analysts, although certain key figures are adapted to the Novozymes Group, including ROIC. The key figures stated in the Summary and key figures of the Novozymes Group are calculated as described in the glossary on the inner cover of the report.

Profit and loss account

Net turnover

Net turnover represents the sales invoiced for the year after deduction of goods returned, trade discounts and allowances. Sales are recognised at the time of risk transfer related to the goods sold provided that the income can be measured on a reliable basis and is expected to be received.

The Group has entered into few agreements where the other contracting party undertakes sales to third parties and the ▸▸

profit is distributed between the Group and the other contracting party on the basis of a predetermined formula. Sales are recognised on an ongoing basis on the basis of information on the other contracting party's realised sales, and an ongoing obligation is recognised for the distribution of the profit, which is calculated and settled with final effect once a year.

The Group has entered into commission agreements where agents undertake sales to third parties in return for commission on realised sales. These sales are recognised when they are realised and the commission is recognised as a liability. Similarly, a liability is recognised where it is permitted for goods to be returned.

Research and development costs
Research costs are recognised as expenses as incurred. Development costs pertaining to ongoing optimisation of production processes for existing products, or to development of new products where lack of approval by the authorities, approval by customers and other factors of uncertainty mean the development costs do not fulfil the criteria for recognition in the balance sheet, are recognised as expenses as incurred.

Licence fees and Other operating income, net
Licence fees and Other operating income, net, primarily comprise licence fees, grants from public authorities to research projects and investments, and income, net, of a secondary nature in relation to the main activities in the Group. The item also includes one-off income items, net, in respect of outlicensing, etc.

Tax

Corporation tax, comprising the current tax liability, the change in deferred tax for the year and any adjustments relating to previous years, is recognised in the profit and loss account at the amount attributable to the net profit, and directly in Shareholders' equity at the amount attributable to items recognised directly in Shareholders' equity. Tax payable for the year is recognised under Debtors or Current liabilities, and deferred tax is recognised under Debtors or Provisions.

Deferred tax is measured using the liability method, and comprises all temporary differences between the accounting and tax values of assets and liabilities. No deferred tax is recognised for goodwill, unless amortisation of goodwill for tax purposes is allowed. Deferred tax is measured and recognised for retaxation of losses realised in jointly taxed foreign subsidiaries, if the retaxation is expected to be realised on the sale of shares or the company's withdrawal from the Danish joint taxation scheme.

Tax losses carried forward are included in the calculation of deferred tax to the extent that the tax losses can be expected to be utilised in the future. Deferred tax is measured according to current tax rules and at the tax rate expected to be in force at the time of elimination of the temporary differences. Changes in deferred tax due to tax rate adjustments are recognised in the profit and loss account.

Novozymes A/S is jointly taxed with a number of its domestic and foreign subsidiaries. The parent company provides for the aggregate Danish tax payable on the taxable income of these subsidiaries, and for deferred tax for the Danish companies. The jointly taxed Danish companies are included in the scheme for payment of tax on account.

Balance sheet

Intangible fixed assets
Intangible fixed assets are measured at cost less accumulated amortisation and write-downs.

Where costs associated with large IT projects for the development of software for internal use are incurred with a view to developing new or improved systems, these are capitalised as Completed IT development projects.

Amortisation is based on the straight-line method over the expected economic lives of the assets, as follows:
- Completed IT development projects are amortised over the expected useful life, not exceeding 5 years. Booked IT development assets are amortised over 3-5 years.
- Acquired patents, licences and know-how are amortised over their duration, not exceeding 20 years. Patents are amortised over their duration, which is normally identical to the patent period, and licences are amortised over the agreement period. Booked patents, licences and know-how are amortised over 7-20 years.
- Goodwill is amortised over the expected economic life, not exceeding 20 years. Booked goodwill is amortised over 5-15 years.

Tangible fixed assets
Tangible fixed assets are measured at cost less accumulated depreciation and write-downs. Cost includes capitalised borrowing costs in respect of construction of major assets.

Depreciation is based on the straight-line method over the expected useful lives of the assets, as follows:
- Buildings, 12-50 years
- Production equipment and machinery, 5-16 years
- Other equipment, 3-16 years

Gains and losses on the sale or disposal of assets are recognised in the profit and loss account under the same items as the associated depreciation charges.

Write-down of fixed assets
An impairment test is performed on intangible and tangible fixed assets when there are indications that the assets have diminished in value beyond the level of normal depreciation. A loss resulting from an asset having diminished in value beyond

the level of normal depreciation is recognised at the amount by which the accounting value exceeds the lower recoverable value.

Financial fixed assets
In the parent company's annual accounts, participating interests in subsidiaries are recognised using the equity method, i.e. at the respective proportion of the shareholders' equity of subsidiaries with addition of goodwill.

The parent company's share of the net profits of subsidiaries less unrealised intercompany profits on stocks is recognised in the profit and loss account of the parent company. If the shareholders' equity of subsidiaries is negative, receivables from the subsidiaries will be set off against the parent company's share of the negative equity on the basis of a concrete assessment. If the parent company has a legal or constructive obligation to cover the company's negative equity, a provision is recognised.

To the extent that it exceeds dividends received from such subsidiaries, net revaluation of participating interests in subsidiaries is recognised under the net revaluation reserve under Shareholders' equity.

Other securities and participating interests comprise debt instruments acquired for permanent ownership. These are measured at cost less repayments and write-downs for diminuition of value. Write-downs are recognised in the profit and loss account under financial items.

Stocks
Stocks are measured at cost determined on a first-in first-out basis. In cases where cost exceeds net realisable value, stocks are written down to this lower value. Work in progress and Finished goods are measured at cost including direct and indirect production costs.

Debtors
Debtors are measured at amortised cost or at a lower net realisable value equivalent to nominal value, less write-downs for losses on doubtful debts.

Securities
Securities recognised as current assets are measured at fair value on the balance sheet date. Realised and unrealised foreign exchange gains and losses are included in the profit and loss account under financial items.

From the time of the Demerger, shares in Novo Nordisk A/S are recognised in the balance sheet as Securities under Current assets. Shares in Novo Nordisk A/S are used to hedge share option commitments for which Novozymes A/S is liable, and are recognised at the option prices.

Dividend
The dividend proposed for the financial year is shown as a separate item under Shareholders' equity.

Own participating interests
The cost price and proceeds from the sale of own participating interests are recognised directly in Shareholders' equity. Among other things, the company's holdings of own participating interests are used to hedge issued share options.

Provisions
Provisions are recognised when the Group has a legal or constructive obligation as a consequence of past events, and it is considered probable that fulfilment of this obligation will require an outflow of financial resources. Provisions are measured at the present value of the anticipated liabilities.

Liabilities
Fixed-interest loans expected to be held to maturity are initially recognised as the proceeds received less transaction costs incurred. The loans are subsequently measured at amortised cost, corresponding to their capitalised value using the effective rate of interest, whereby the difference between proceeds and nominal value is recognised in the profit and loss account over the term of the loan. Other liabilities are measured at amortised cost, which essentially corresponds to their nominal value.

Pension obligations
The Group has established pension agreements with a significant proportion of its employees.

Costs related to defined-contribution plans are recognised in the profit and loss account, and any amounts payable are recognised in the balance sheet under Other creditors. The Group has no obligations other than the current fixed contributions.

Costs related to defined-benefit plans are compiled at present value and accrued over the expected period of employment. The present value of unfunded plans is provided under Provisions. The change in provisions for the year is recognised in the profit and loss account. The present value of the most significant defined-benefit plans and the related costs is calculated on an actuarial basis.

Consolidated statement of cash flows

The consolidated statement of cash flows shows cash flow for the year allocated to operating, investing and financing activities, the change in cash and cash equivalents for the year, and cash and cash equivalents at the beginning and end of the year.

Cash flow from operating activities indirectly comprises net profit adjusted for items with no effect on cash flow, interest received, interest paid, corporation tax paid and change in working capital. ▸▸

Cash flow from investing activities comprises payments related to the acquisition and sale of activities and minority shares, and intangible and tangible fixed assets.

Cash flow from financing activities comprises the proceeds from loans, the repayment of principal on interest-bearing loans, dividends paid, the proceeds from share issues, and the purchase and sale of own participating interests and other securities.

Cash and cash equivalents comprises cash at bank and in hand and current securities with a maturity period of less than three months, less current bank loans due on demand. Financial resources comprises cash and cash equivalents plus undrawn committed credit facilities expiring in more than one year.

Accounting policies for environmental and social data and data for knowledge

Changes to accounting policies

The accounting policies applied for environmental and social data and data for knowledge have been amended in the following area to increase transparency, and the comparative figures have been adjusted accordingly. In previous years purchased hydroelectric power certificates have been taken into account in calculating emissions by externally generated energy. In order to express the overall effect more accurately, these will no longer be taken into account in the calculated emissions. For 2003 this means that CO_2, SO_2 and NO_x have risen from 249 t.tons, 827 tons and 657 tons to 344 t.tons, 899 tons and 769 tons respectively. The adjusted figure for CO_2 will have a corresponding impact on the calculation of global warming. The adjusted figures for SO_2 and NO_x also have an impact on the calculation of acidification, which in 2003 rose from 1,287 tons to 1,438 tons. Novozymes' purchase of hydroelectric power certificates in 2004 was equivalent to previous years.

Consolidation

The environmental and social data and data for knowledge in the Annual Report is based on data for the parent company and for all subsidiaries, combining items of a uniform nature compiled using the same methods, unless specifically stated otherwise.

Environment

The environmental data covers those activities which, based on an overall environmental assessment, could have a significant impact on the environment, cf. the overview of companies in the Novozymes Group on page 38 (Accounts and Data).

Water

Water includes drinking water, industrial water and steam, and is stated on the basis of the metered intake of water to Novozymes (see glossary for further information).

Internally generated energy and associated emissions

Internally generated energy is measured as fuel consumption converted to energy on the basis of lowest combustion value and weight by volume. Emissions of CO_2, SO_2 and NO_x are calculated on the basis of the amount of fuel consumed using annually determined conversion factors from Danish authorities and suppliers.

Externally generated energy and associated emissions

Externally generated energy is the input to Novozymes of externally generated electricity, heat and steam. Emissions of CO_2, SO_2 and NO_x are calculated using annually determined conversion factors from power plants or their organisations.

Raw materials and packaging

Raw materials and packaging comprises materials for production, recovery, granulation, wastewater and sludge treatment, and packaging of products. Raw materials and packaging also includes stock adjustments. Consumption of raw materials and packaging is converted into kilograms.

Wastewater

Wastewater is measured as the volume discharged by Novozymes. COD, nitrogen and phosphorus in the wastewater are measured as proportional flow, based on samples taken at point of discharge.

Biomass

Biomass is measured as the volume produced and transported from Novozymes as liquid fertiliser (NovoGro®) or converted to a fertiliser product with a higher dry matter content (NovoGro 30). The nitrogen and phosphorus contents in the final product are measured.

Waste

Waste is the registered volume of waste broken down into hazardous and non-hazardous waste (see glossary for further information) and by disposal method.

Emissions to air of ozone-depleting substances

Emissions to air of ozone-depleting substances are measured as consumption of CFCs, HCFCs and halons.

Environmental impact potentials

The environmental impact potentials for global warming, ozone layer depletion and acidification are calculated on the basis of "Udvikling af Miljøvenlige Industri Produkter" (UMIP) published by the Institute for Product Development at the Technical University of Denmark.

Environmental compliance

Breaches of regulatory limits are measured as the number of incidents reported to the authorities. Unintended releases of GMOs are measured as the number of discharges of GMOs not subject to the general regulatory limits for GMOs and which we or the authorities view as significant. Significant spills is measured as the number of spills of chemicals, oil, etc. into water, air or soil. Significance is assessed both on the basis of extent of the spill and impact on the environment. Neighbour complaints is the number of registered environmental complaints.

Animals for testing

This item covers the number of animals used for all commenced testing undertaken by and for Novozymes.

Eco-productivity indices

The eco-productivity indices for water and energy are calculated as a ratio of total relative production output to the consumption of water and energy respectively, compared with last year's figures. The calculation of EPIs includes all enzyme production facilities (see glossary for further information). EPIs are also shown indexed in the Summary and key figures on page 7 (Report).

Social responsibility

Number of employees

The number of employees is calculated as the actual number of employees at year-end, excluding employees on unpaid or parental leave, as well as temporary hires, student interns and PhD students.

In calculating the number of full-time employees, employees with a working time ratio of 95% or over are stated as full-time employees.

Job categories

Senior management comprises the CEO, executive vice presidents, vice presidents and directors. Management comprises middle managers and specialists. Professional staff comprises employees with academic backgrounds, as well as team leaders. Administrative staff comprises administrative personnel. Skilled workers, laboratory technicians and other technicians comprises skilled workers, laboratory technicians and other technicians. Process operators comprises operators and unskilled workers.

Employee turnover

Employee turnover is measured as the number of permanent employees who left the Group during the financial year, compared with the average number of permanent employees in the financial year. The average number of permanent employees is calculated as the average number of permanent employees at the end of each quarter.

Growth in number of employees, organic

The organic growth in the number of employees is measured as the number of employees at year-end less the number of employees gained via acquisitions and the number of employees at the beginning of the year.

Growth in number of employees, acquisitions

The growth in the number of employees via acquisitions is measured as the number of employees gained via acquisition of new activities.

Age and seniority

Age and seniority are calculated as the average age and seniority in whole years per employee.

Absence

Absence is stated as time lost due to the employee's own illness, including pregnancy-related sick leave and occupational accidents. The rate of absence is calculated as the number of days of absence as a percentage of the total number of normal working days in one year, less holidays and public holidays.

Training costs

Training costs is the costs of seminars and internal and external training courses, translated into Danish kroner at the average rates of exchange.

Occupational health and safety

Occupational accidents and diseases

Occupational accidents is defined as the number of work-related accidents involving absence after the day on which the accident occurred. Occupational diseases is the number of new cases of work-related diseases. The consequences of occupational accidents and occupational diseases are measured by recording the work situation once the result of the incident has stabilised, e.g. whether the employee has returned to his/her original job. The frequency of occupational accidents and diseases is calculated per million working hours (see glossary for further information).

Knowledge

Number of new products

The number of products with new or improved characteristics launched during the year.

Number of active patent families

The number of inventions for which there are one or more active patent applications/active patents at year-end.

Users of the CRM system

The number of users of the CRM system at year-end.

Users retrieving documents from LUNA

The number of users searching for or retrieving documents from Novozymes' global electronic archives (LUNA). ■

Profit and loss account

	Note	2004 DKK million	2003 DKK million
Net turnover	1, 2	6,024	5,803
Production costs	3, 5	2,845	2,799
Gross profit		**3,179**	**3,004**
Sales and distribution costs	3, 5	750	730
Research and development costs	1, 3, 5	775	749
Administrative costs	3, 4, 5	595	587
Licence fees and Other operating income, net	6	31	44
Operating profit		**1,090**	**982**
Financial income	7	89	223
Financial costs	8	98	190
Profit before tax		**1,081**	**1,015**
Corporation tax	9	288	280
Profit including minority interests		**793**	**735**
Equity minority interests		(11)	(9)
Net profit		**782**	**726**
Proposed dividend per share		DKK 3.50	DKK 3.15
Earnings per share	15	DKK 11.45	DKK 10.30
Earnings per share, diluted	15	DKK 11.20	DKK 10.24

Statement of shareholders' equity

	Share capital DKK million	Other comprehensive income DKK million	Own participating interests DKK million	Retained earnings DKK million	Proposed dividend DKK million	Total DKK million
Shareholders' equity at January 1, 2004	**754**	**(100)**	**(1,018)**	**4,289**	**219**	**4,144**
Net profit				782		782
Dividend:						
– Dividend paid					(238)	(238)
– Dividend paid relating to own participating interests				2	19	21
– Proposed dividend, gross				(254)	254	–
– Proposed dividend relating to own participating interests				21	(21)	–
Own participating interests:						
– Purchase of own participating interests			(847)			(847)
– Sale of own participating interests			43			43
– Write-down of share capital	(28)		506	(478)		–
Currency translation of investments in subsidiaries, etc.		(108)				(108)
Value adjustment of hedging instruments		17				17
Other adjustments		55		(9)		46
Shareholders' equity at December 31, 2004	**726**	**(136)**	**(1,316)**	**4,353**	**233**	**3,860**
Shareholders' equity at January 1, 2003	**754**	**196**	**(630)**	**3,673**	**162**	**4,155**
Net profit				726		726
Dividend:						
– Dividend paid					(162)	(162)
– Proposed dividend, gross				(238)	238	–
– Proposed dividend relating to own participating interests				19	(19)	–
Own participating interests:						
– Purchase of own participating interests			(392)			(392)
– Sale of own participating interests			4			4
Currency translation of investments in subsidiaries, etc.		(282)				(282)
Value adjustment of hedging instruments		(14)				(14)
Other adjustments				109		109
Shareholders' equity at December 31, 2003	**754**	**(100)**	**(1,018)**	**4,289**	**219**	**4,144**

Purchase and sale of own participating interests during the year have no significant effect on tax.

Reference is made to Note 15 concerning own participating interests and average number of shares.

Balance sheet

Assets

	Note	Dec. 31, 2004 DKK million	Dec. 31, 2003 DKK million
Completed IT development projects		93	97
Acquired patents, licences and know-how		263	312
Goodwill		95	125
IT development projects in progress		20	–
Intangible fixed assets	10	**471**	**534**
Land and buildings		1,842	1,877
Production plant and machinery		1,045	1,090
Other equipment		329	342
Tangible fixed assets under construction		306	474
Tangible fixed assets	11	**3,522**	**3,783**
Other securities and participating interests		–	–
Financial fixed assets	12	**–**	**–**
Total fixed assets		**3,993**	**4,317**
Raw materials and consumables		167	168
Work in progress		298	297
Finished goods		665	652
Total stocks		**1,130**	**1,117**
Trade debtors		859	865
Amounts owed by related parties		56	57
Tax receivable	9	227	202
Deferred tax receivable	9	26	24
Other debtors	13	219	365
Total debtors		**1,387**	**1,513**
Securities	14	**93**	**115**
Cash at bank and in hand		**531**	**571**
Total current assets		**3,141**	**3,316**
Total assets		**7,134**	**7,633**

Liabilities and shareholders' equity

	Note	Dec. 31, 2004 DKK million	Dec. 31, 2003 DKK million
Share capital	15	726	754
Other comprehensive income		(136)	(100)
Own participating interests		(1,316)	(1,018)
Retained earnings		4,353	4,289
Proposed dividend		233	219
Total shareholders' equity		**3,860**	**4,144**
Minority interests	16	**32**	**31**
Provisions for pension and similar commitments		15	20
Provisions for deferred tax	9, 17	718	874
Other provisions	18	19	20
Total provisions		**752**	**914**
Credit institutions	19	1,245	1,072
Amounts owed to related parties		22	23
Total non-current liabilities		**1,267**	**1,095**
Credit institutions	20	48	373
Trade creditors		202	208
Amounts owed to related parties		68	70
Tax payable	9	81	67
Other creditors		824	731
Total current liabilities		**1,223**	**1,449**
Total liabilities		**2,490**	**2,544**
Total liabilities and shareholders' equity		**7,134**	**7,633**

Cash flows and financial resources

	Note	2004 DKK million	2003 DKK million
Net profit		**782**	**726**
Reversals of items with no effect on cash flow	28	956	806
Corporation tax paid	9	(437)	(262)
Interest received		48	137
Interest paid		(43)	(178)
Cash flow before change in working capital		**1,306**	**1,229**
Change in working capital:			
(Increase)/decrease in trade debtors and other debtors		(1)	(143)
(Increase)/decrease in stocks		(42)	147
Increase/(decrease) in amounts owed to related parties, net		(2)	2
Increase/(decrease) in trade creditors and other creditors		26	139
Cash flow from operating activities		**1,287**	**1,374**
Investments:			
Purchase of intangible fixed assets	10	(54)	(3)
Sale of tangible fixed assets		2	6
Purchase of tangible fixed assets	11	(281)	(395)
Termination of currency swap		131	–
Acquisition of activities	31	–	(123)
Purchase of minority shares		(5)	(59)
Cash flow from investing activities		**(207)**	**(574)**
Free cash flow		**1,080**	**800**
Financing:			
Non-current loan repayments		(500)	(500)
Non-current borrowing		470	–
Sale of shares in Novo Nordisk A/S	14	22	52
Purchase of own participating interests, net	15	(804)	(388)
Dividend paid		(217)	(162)
Cash flow from financing activities		**(1,029)**	**(998)**
Net cash flow		**51**	**(198)**
Unrealised gain/(loss) on currencies and securities included in cash and cash equivalents		(4)	6
Net change in cash and cash equivalents		**47**	**(192)**
Cash and cash equivalents at January 1		436	628
Cash and cash equivalents at December 31	29	**483**	**436**
Undrawn committed credit facilities	30	3,000	3,000
Financial resources at 31 December		**3,483**	**3,436**

The figures in the statement of cash flows cannot be derived directly from the consolidated accounts. The reason is that for each year, in order to present the statement of cash flows, the balance sheet at the beginning of the year is converted at the exchange rate at the end of the same year. This eliminates the changes due to exchange rate fluctuations.

Index of notes and other data

Notes

Note 1 – Segmented data

Primary segment – Business segments

	Enzymes		Microorganisms		Group, total	
	2004 DKK million	2003 DKK million	2004 DKK million	2003 DKK million	2004 DKK million	2003 DKK million
Net turnover	5,726	5,542	298	261	6,024	5,803
Research and development costs	(740)	(719)	(35)	(30)	(775)	(749)
Operating profit before depreciation and amortisation (EBITDA)	1,543	1,470	66	35	1,609	1,505
Operating profit (EBIT)	1,057	976	33	6	1,090	982
Financial items, net					(9)	33
Profit before tax					1,081	1,015
Equity minority interests					(11)	(9)
Net profit					**782**	**726**
Segment fixed assets	3,639	3,940	354	377	3,993	4,317
Segment assets	5,816	6,261	441	460	6,257	6,721
Segment liabilities	1,099	1,019	29	30	1,128	1,049
Fixed asset investments	314	396	21	99	335	495
Depreciation, amortisation and write-downs	486	494	33	29	519	523
Items with no effect on cash flow	922	776	34	30	956	806
EBITDA margin %	26.9	26.5	22.1	13.4	26.7	25.9
EBIT margin %	18.5	17.6	11.1	2.3	18.1	16.9
Total number of employees at year-end	3,773	3,681	193	191	3,966	3,872

Secondary segment – Geographical segments

DKK million	2004	2003
Turnover		
Denmark	253	217
Rest of Europe, Middle East and Africa	2,426	2,428
North America	1,768	1,702
Asia Pacific	1,116	1,044
Latin America	461	412
Total	**6,024**	**5,803**
Segment assets		
Denmark	3,815	4,204
Rest of Europe, Middle East and Africa	299	295
North America	1,097	1,084
Asia Pacific	934	1,022
Latin America	112	116
Total	**6,257**	**6,721**

DKK million	2004	2003
Fixed asset investments		
Denmark	187	222
Rest of Europe, Middle East and Africa	32	16
North America	83	175
Asia Pacific	31	77
Latin America	2	5
Total	**335**	**495**

The Group's business segments comprise enzymes and microorganisms. The enzyme business segment, which consists of technical enzymes, food enzymes and feed enzymes, cannot be divided up further as some production facilities are shared. In addition, research and development concerning more effective methods of production is primarily conducted jointly for the enzyme business segment.

Note 1 – Segmented data (continued)

The Group's business segments are allocated to geographical segments on the basis of the Group's turnover, segment assets and investments in fixed assets. The geographical distribution of turnover is based on the country in which the customer is domiciled. With a number of strategic customers, central deliveries are made to specified locations and the location of the final recipient is unknown. The stated geographical distribution of turnover may therefore vary significantly from year to year if the delivery destination for these strategic customers changes.

Note 2 – Net turnover

DKK million	2004	2003
Technical enzymes	3,553	3,493
Food enzymes	1,439	1,413
Feed enzymes	734	636
Microorganisms	298	261
Total net turnover	**6,024**	**5,803**

Note 3 – Employee costs

DKK million	2004	2003
Wages and salaries	1,430	1,377
Pensions – defined-contribution plans	101	85
Pensions – defined-benefit plans	3	16
Other social security costs	117	104
Other employee costs	75	79
Total employee costs	**1,726**	**1,661**
Recognised in the profit and loss account under the following functions:		
Production	714	715
Sales and distribution	298	296
Research and development	402	388
Administration	307	288
	1,721	**1,687**
Recognised in the assets as:		
Change in employee costs included in stocks	5	(26)
Total employee costs	**1,726**	**1,661**

Note 3 – Employee costs (continued)

DKK million	2004	2003
Geographical distribution:		
Denmark	1,097	1,039
Rest of Europe, Middle East and Africa	149	147
North America	340	333
Asia Pacific	105	108
Latin America	35	34
Total employee costs	**1,726**	**1,661**
Average number of employees in the Group	3,928	3,814
Number of employees outside Denmark as a percentage of total number of employees	46%	45%

Geographical distribution of employees, see Note 39.

Note 4 – Fees to statutory auditors

DKK million	2004	2003
Fees to the auditors elected by the Annual Meeting of Shareholders:		
Total fees to		
PricewaterhouseCoopers	13	15
Ernst & Young	1	1
of which pertaining to audit by		
PricewaterhouseCoopers	8	7
Ernst & Young	1	1

Note 5 – Depreciation, amortisation and write-downs

DKK million	2004	2003
Recognised in the profit and loss account under the following functions:		
Production	347	365
Sales and distribution	57	29
Research and development	76	85
Administration	39	44
Total depreciation, amortisation and write-downs	**519**	**523**

Amortisation and write-down of goodwill is included in Sales and distribution.

Note 6 – Licence fees and Other operating income, net

DKK million	2004	2003
Other operating income, net	15	34
Licence fees	16	10
Total licence fees and Other operating income, net	**31**	**44**

Note 7 – Financial income

DKK million	2004	2003
Interest income	48	136
Gain on securities, etc., net	8	6
Foreign exchange gain, net	33	81
Total financial income	**89**	**223**

Note 8 – Financial costs

DKK million	2004	2003
Interest costs	83	177
Other financial costs	15	13
Total financial costs	**98**	**190**
Interest costs including capitalised borrowing costs	83	178
Capitalised borrowing costs during the year under Tangible fixed assets	–	1

Note 9 – Tax

	Tax in the profit and loss account DKK million	Tax payable/ (tax receivable) DKK million	Deferred tax/ (deferred tax receivable) DKK million
At January 1, 2004		(135)	850
Currency adjustment		7	13
Tax on equity postings		(46)	6
Tax for the year	288	465	(177)
	288	**291**	**692**
Paid on account for 2004		(367)	
Tax paid relating to previous years		(70)	
Paid for the year		**(437)**	
Tax at December 31, 2004	**288**	**(146)**	**692**
Tax receivable/deferred tax receivable		(227)	(26)
Tax payable/deferred tax		81	718
		(146)	**692**

Note 9 – Tax (continued)

	2004 DKK million	2003 DKK million
Tax can be broken down into:		
Current tax on the profit for the year	392	319
Change in deferred tax	(119)	(69)
Adjustments relating to previous years	15	30
Tax for the year	**288**	**280**
Computation of effective tax rate:		
Statutory corporation tax rate in Denmark	30.0%	30.0%
Non-tax deductible costs	0.4%	0.3%
Deviations in foreign subsidiary companies' tax rates	(5.2%)	(3.7%)
Other adjustments	1.4%	1.0%
Effective tax rate	**26.6%**	**27.6%**

Note 10 – Intangible fixed assets

	Completed IT development projects DKK million	Acquired patents, licences and know-how DKK million	Goodwill DKK million	IT development projects in progress DKK million	Total DKK million
Cost at January 1, 2004	204	494	143	–	841
Currency adjustment	–	(1)	(7)	–	(8)
Additions during the year	26	–	–	28	54
Disposals during the year	–	(33)	–	–	(33)
Transfer (to)/from other items	16	–	–	(8)	8
Cost at December 31, 2004	**246**	**460**	**136**	**20**	**862**
Amortisation and write-downs at January 1, 2004	107	182	18		307
Currency adjustment	–	(1)	(1)		(2)
Amortisation and write-downs for the year	46	36	24		106
Amortisation and write-downs eliminated on disposals during the year	–	(20)	–		(20)
Amortisation and write-downs at Dec. 31, 2004	**153**	**197**	**41**		**391**
Book value at December 31, 2004	**93**	**263**	**95**	**20**	**471**
Cost at January 1, 2003	186	433	124	20	763
Currency adjustment	(2)	(1)	(11)	–	(14)
Acquisition of activities	–	59	30	–	89
Disposals during the year	–	3	–	–	3
Transfer (to)/from other items	20	–	–	(20)	–
Cost at December 31, 2003	**204**	**494**	**143**	**–**	**841**
Amortisation and write-downs at January 1, 2003	68	136	7		211
Currency adjustment	(1)	(2)	(1)		(4)
Amortisation and write-downs for the year	40	48	12		100
Amortisation and write-downs at Dec. 31, 2003	**107**	**182**	**18**		**307**
Book value at December 31, 2003	**97**	**312**	**125**	**–**	**534**

Note 11 – Tangible fixed assets

	Land and buildings DKK million	Production equipment and machinery DKK million	Other equipment DKK million	Tangible fixed assets under construction DKK million	Total DKK million
Cost at January 1, 2004	2,901	3,673	1,057	474	8,105
Currency adjustment	(79)	(75)	(22)	(8)	(184)
Additions during the year	51	31	45	154	281
Disposals during the year	(18)	(76)	(51)	–	(145)
Transfer (to)/from other items	67	190	33	(314)	(24)
Cost at December 31, 2004	**2,922**	**3,743**	**1,062**	**306**	**8,033**
Depreciation and write-downs at January 1, 2004	1,024	2,583	715		4,322
Currency adjustment	(25)	(48)	(17)		(90)
Depreciation and write-downs for the year	96	231	86		413
Depreciation and write-downs eliminated on disposals during the year	(15)	(65)	(54)		(134)
Transfer (to)/from other items	–	(3)	3		–
Depreciation and write-downs at Dec. 31, 2004	**1,080**	**2,698**	**733**		**4,511**
Book value at December 31, 2004	**1,842**	**1,045**	**329**	**306**	**3,522**
Cost at January 1, 2003	2,998	3,728	1,072	410	8,208
Currency adjustment	(161)	(164)	(46)	(15)	(386)
Acquisition of activities	–	4	3	1	8
Additions during the year	12	21	22	340	395
Disposals during the year	(42)	(82)	(39)	–	(163)
Transfer (to)/from other items	94	166	45	(262)	43
Cost at December 31, 2003	**2,901**	**3,673**	**1,057**	**474**	**8,105**
Depreciation and write-downs at January 1, 2003	1,002	2,517	704		4,223
Currency adjustment	(43)	(95)	(31)		(169)
Depreciation and write-downs for the year	97	246	80		423
Depreciation and write-downs eliminated on disposals during the year	(40)	(81)	(36)		(157)
Transfer (to)/from other items	8	(4)	(2)		2
Depreciation and write-downs at Dec. 31, 2003	**1,024**	**2,583**	**715**		**4,322**
Book value at December 31, 2003	**1,877**	**1,090**	**342**	**474**	**3,783**

Of which commitments to third parties concerning investments in fixed assets as of December 31, 2004 amount to DKK 13 million, compared with DKK 16 million at December 31, 2003.

DKK million	2004	2003
Geographical distribution:		
Denmark	2,101	2,204
Rest of Europe, Middle East and Africa	83	81
North America	756	798
Asia Pacific	555	668
Latin America	27	32
Book value at December 31	**3,522**	**3,783**

Note 12 – Financial fixed assets

DKK million	2004	2003
Cost at January 1	–	37
Additions during the year	–	17
Disposals during the year	–	(2)
Transfer (to)/from other items	–	(52)
Cost at December 31	**–**	**–**
Book value at December 31	**–**	**–**

Note 13 – Other debtors

DKK million	2004	2003
Interest income	10	9
Public authorities	22	26
Deposits	14	17
Prepaid expenses	66	71
Hedging instruments	43	188
Other debtors	64	54
Total other debtors at December 31	**219**	**365**

Note 14 – Securities

DKK million	2004	2003
Shares	93	115
Total securities at December 31	**93**	**115**
At original acquisition cost	93	115

Note 15 – Share capital

DKK million	2004	2003
The share capital is distributed as follows:		
Nominal value		
A share capital	107	107
B share capital	619	647
Share capital at December 31	**726**	**754**

	2004 No.	2003 No.
Number of shares		
A shares of DKK 10	10,748,720	10,748,720
B shares of DKK 10	61,851,280	64,690,112
Total shares	**72,600,000**	**75,438,832**

Each A share gives entitlement to 100 votes, while each B share gives entitlement to 10 votes.

The share capital was written down in 2004 but was unchanged in the period 2000-2003.

Number of shares in circulation		
Number of shares at January 1	69,515,782	71,759,232
Purchase of own participating interests	(3,275,105)	(2,271,500)
Sale of own participating interests	349,323	28,050
Number of shares at Dec. 31	**66,590,000**	**69,515,782**

Own participating interests – B shares

DKK million	2004	2003
Cost		
Cost at January 1	1,018	630
Additions during the year	847	392
Disposals during the year	(43)	(4)
Write-down of share capital	(506)	–
Cost at December 31	**1,316**	**1,018**
Nominal value		
Nominal value at January 1	59	37
Additions during the year	32	23
Disposals during the year	(3)	(1)
Write-down of share capital	(28)	–
Nominal value at December 31	**60**	**59**

Note 15 – Share capital (continued)

	2004 No.	2003 No.
Number of shares		
Number of shares at January 1	5,923,050	3,679,600
Additions during the year	3,275,105	2,271,500
Disposals during the year	(349,323)	(28,050)
Write-down of share capital	(2,838,832)	–
Number of shares at December 31	**6,010,000**	**5,923,050**

Percentage of share capital		
Percentage of share capital at January 1	7.9%	4.9%
Adjustment to figure for January 1 as a result of write-down of share capital	0.3%	–
Additions during the year	4.5%	3.0%
Disposals during the year	(0.5%)	(0.0%)
Write-down of share capital	(3.9%)	–
Percentage of share capital at December 31	**8.3%**	**7.9%**

Of the holding of 6,010,000 own participating interests, 3,937,349 have been used to hedge share options.

Acquisitions of own participating interests during the year took place primarily to write down the share capital.

Weighted average number of outstanding A and B shares excluding holding of own B shares:	68,275,253	70,460,530
Weighted average number of outstanding A and B shares (diluted) excluding holding of own B shares and including options in-the-money:	69,849,994	70,865,925

Note 16 – Minority interests

DKK million	2004	2003
Minority interests at January 1	31	93
Currency translation	(2)	(2)
Purchase of minority shares	(3)	(59)
Share of net profit	11	2
Dividend paid	(5)	(3)
Minority interests at December 31	**32**	**31**

Note 17 – Provisions for deferred tax

DKK million	2004	2003
Intangible fixed assets	89	55
Tangible fixed assets	627	697
Unrealised profit on intercompany sales	(98)	(87)
Write-down for doubtful debtors	(14)	(14)
Indirect production costs	113	99
Retaxation balances	69	126
Liabilities	(109)	(62)
Other	41	60
Total provisions for deferred tax at December 31	**718**	**874**

Note 18 – Other provisions

DKK million	2004	2003
Other provisions at January 1	20	25
Currency translation	(1)	(3)
Additions during the year	4	2
Utilisation during the year	(4)	(4)
Other provisions at December 31	**19**	**20**
Current	4	7
Non-current	15	13

Note 19 – Credit institutions – non-current

DKK million	2004	2003
Unsecured loans and other non-current loans with terms between 2009 and 2013 at an interest rate of 2.4%-3.0%, excluding the amounts falling due within one year	1,245	1,072
Credit institutions at December 31	**1,245**	**1,072**
The debt is payable within the following periods as from the balance sheet date:		
Between 1 and 2 years	–	515
Between 2 and 3 years	–	–
Between 3 and 4 years	–	–
Between 4 and 5 years	688	–
After 5 years	557	557
Credit institutions at December 31	**1,245**	**1,072**
The debt is denominated in the following currencies:		
DKK	557	1,057
EUR	–	12
USD	688	3
Credit institutions at December 31	**1,245**	**1,072**

The interest on the above loans will be adjusted in 2005.

Revaluation of the above loans to market value at December 31, 2004 would not have entailed a value adjustment.

Note 20 – Credit institutions – current

DKK million	2004	2003
Credit institutions	48	135
Loans with amounts falling due within one year	–	238
Credit institutions at December 31	**48**	**373**
The debt is denominated in the following currencies:		
DKK	–	52
EUR	–	1
JPY	42	58
USD	–	262
Other	6	–
Credit institutions at December 31	**48**	**373**

Note 21 – Share-based remuneration

In previous years share options have been allocated to the Management, managerial and other staff. Allocation has been linked to profit and shareholder value goals being achieved. The purpose of the share option schemes is to ensure common goals for the Management, employees and shareholders.

The Management has previously been allocated share options with a maturity period of between six and eight years, which after three years give the holder of the option the right to purchase one share with a nominal value of DKK 10 per share option. Previously, other managerial staff have been allocated share options with a maturity period of eight years, which after three years give the holder of the option the right to purchase one share with a nominal value of DKK 10 per share option.

The share option programme for other employees has run for three years, so share options have been allocated for the years 2001, 2002 and 2003. The share options have a binding period of three years and an exercise period of five years after the binding period.

A share-based incentive programme for the Management has been adopted for the period 2004-2006. A pool of 185,955 B shares has been set aside from the company's holding of own shares. The shares will be released on a pro rata basis in 2007, depending on the financial value added which Novozymes generates for its shareholders in the period 2004-2006. See page 39 in the Report for further information. A WACC-based required rate of return of 7% will be used in calculating the financial value added.

At December 31, 2004 the Group's outstanding Novo Nordisk A/S options totalled 485,873, with an average exercise price of DKK 189 per share of DKK 2 and a market value of DKK 55 million. These options are hedged by the Group's holding of Novo Nordisk A/S shares, which are recognised at an average exercise price. Due to a change in how the law is applied, in 2004 there were an additional 46,117 options for Danish employees. In addition, managerial staff exercised 138,204 options.

The Group is obliged to divest 8,250 shares at DKK 1 million to Novo A/S with regard to options allocated to employees who were transferred to Novo A/S in connection with the Demerger. The shares shall be divested when the employees exercise their options, and Novozymes A/S is committed to reimburse expenses equivalent to the value of the shares at the time of the transition of the employees to Novo A/S. Due to a change in how the law is applied for Danish employees, this obligation increased by 11,860 in 2004, with 5,200 shares also being divested. At December 31, 2004 the obligation totals 13,560 shares.

Note 21 – Share-based remuneration (continued)

Share options in Novozymes A/S

	The Management	Other managerial staff	Other staff	Total	Exercise price per option in DKK	Remaining term to maturity	Market value in DKK million*
Outstanding at January 1, 2003	**382,100**	**885,450**	**1,365,525**	**2,633,075**	**160 ****	**5**	
Allocated regarding 2003	51,600	512,000	1,016,750	1,580,350	148	7	
Options exercised in 2003	(6,300)	(21,750)	–	(28,050)	117		
Terminations in 2003	–	(41,350)	(48,950)	(90,300)			
Outstanding at December 31, 2003	**427,400**	**1,334,350**	**2,333,325**	**4,095,075**	**156 ****	**6**	
Additions during the year***	–	136,405	91,867	228,272	***	***	
Options exercised in 2004	(185,600)	(163,723)	–	(349,323)	122		
Terminations in 2004	–	–	(36,675)	(36,675)			
Outstanding at December 31, 2004	**241,800**	**1,307,032**	**2,388,517**	**3,937,349**	**159 ****	**6**	
Outstanding programme 1997	1,100	–	–	1,100	97	1	0
Outstanding programme 1998	550	8,700	–	9,250	64	2	2
Outstanding programme 1999	1,100	21,732	–	22,832	101	3	4
Outstanding programme 2000	5,800	35,017	–	40,817	101	3	7
Outstanding programme 2000	130,850	5,960	–	136,810	101	2	24
Outstanding programme 2000	–	218,600	–	218,600	150	4	28
Outstanding programme 2001	25,100	248,918	–	274,018	159	5	33
Outstanding programme 2001	–	–	909,591	909,591	186	5	86
Outstanding programme 2002	25,700	228,700	473,149	727,549	169	6	82
Outstanding programme 2003	51,600	539,405	1,005,777	1,596,782	148	7	211
Outstanding at December 31, 2004	**241,800**	**1,307,032**	**2,388,517**	**3,937,349**			**477**

* The market value is calculated on the basis of the Black-Scholes model for valuation of options. For 2004, as at December 31, the calculation is based on a dividend per share of DKK 3.50 and a volatility of 23.3%. The risk-free interest is assessed at 2.5%, and the expected period of maturity is fixed at one year after the expiry of the binding period.

** The exercise price is an average of several option schemes.

*** Additions during the year relates to share options for Danish employees; the right to hold such options has been reinstated following a change in how the law is applied.

Note 21 – Share-based remuneration (continued)

Holdings of and trading in Novozymes A/S shares by the Board of Directors and Management

Number of Novozymes A/S shares	Board of Directors	Management	Total
Share portfolio at January 1, 2003	15,038	83,531	98,569
Purchase of shares during the year	697	9,141	9,838
Sale of shares during the year	–	(7,208)	(7,208)
Share portfolio at January 1, 2004	**15,735**	**85,464**	**101,199**
Purchase of shares during the year	11,024	188,305	199,329
Sale of shares during the year	(15,132)	(243,250)	(258,382)
Share portfolio at December 31, 2004	**11,627**	**30,519**	**42,146**

The share portfolio had a market value of DKK 21.8 million at the beginning of the year and DKK 11.7 million at year-end, based on the listed prices at year-end 2003 and year-end 2004 respectively.

Holdings, exercise and allocations of Novozymes A/S share options for the Management

Number of share options in Novozymes A/S	Options at January 1, 2004	Exercised during the year	Options at December 31, 2004	Market value, DKK million
Steen Riisgaard	125,600	(50,000)	75,600	11.8
Per Falholt	74,000	(54,600)	19,400	2.5
Per Månsson	75,400	(56,000)	19,400	2.5
Peder Holk Nielsen	75,650	(25,000)	50,650	8.0
Arne W. Schmidt	76,750	–	76,750	12.6
Holdings of share options	**427,400**	**(185,600)**	**241,800**	**37.4**

	2004 DKK million	2003 DKK million
Total remuneration to the Management	21	18
Total remuneration to the Board of Directors	3	2

Note 22 – Foreign currencies in the balance sheet

The table below shows the Group's currency exposure in the balance sheet at December 31, 2004, calculated as the total of each company's assets and liabilities in a currency other than the company's own. The table also shows the financial instruments used to hedge these assets and liabilities.

Hedging of assets and liabilities in foreign currency (transaction risk)

Million	Currency exposure in DKK	Contracted financial instruments in DKK	Net currency exposure in DKK	Exchange rate at Dec. 31, 2004 (for 100 units)
EUR	530	(781)	(251)	743.81
USD	331	(365)	(34)	546.76
JPY	101	(177)	(76)	5.2741
CHF	(395)	329	(66)	481.74
Other	583	(71)	512	
	1,150	**(1,065)**	**85**	

Transaction risk is the possibility of gains/losses on transactions which are open on the balance sheet date as a result of subsequent exchange rate changes. Gains/losses are recognised in the profit and loss account.

Hedging of investments in foreign subsidiaries (translation risk)

Million	Net investment in foreign subsidiaries in DKK	Contracted financial instruments in DKK	Net assets with translation risk in currency	Exchange rate at Dec. 31, 2004 (for 100 units)
BRL	82	–	82	205.63
CHF	420	(289)	131	481.74
CNY	716	–	716	65.99
EUR	93	–	93	743.81
JPY	39	–	39	5.2741
USD	699	(219)	480	546.76
Other	139	–	139	
	2,188	**(508)**	**1,680**	

Translation risk is the possibility of gains/losses arising from translation of net assets in subsidiaries as a result of subsequent exchange rate changes. Gains/losses are recognised directly in Other comprehensive income under Shareholders' equity.

Note 23 – Derivative financial instruments in the Group

DKK million	Contract amount based on agreed rates	Gain/(loss) on revaluation to market value December 31, 2004	Of which included in 2004 profit and loss account	Charged directly to shareholders' equity December 31, 2004		Interest margin p.a.	Maturity periods
				To equity hedging	Deferred transfer to profit and loss account, gain/(loss)		
Forward exchange contracts, net sales							
DKK/CHF	332	(2)	(2)	–	–		Jan.–Mar. 05
JPY/DKK	325	19	6	–	13		Jan. 05–Feb. 07
SEK/DKK	70	(1)	(1)	–	–		June 05
USD/DKK	388	23	23	–	–		Jan.–Oct. 05
	1,115	**39**	**26**	**–**	**13**		
Forward currency options, net sales							
USD/DKK	828	70	–	–	70		Jan. 05–Jun. 06
	828	**70**	**–**	**–**	**70**		
Currency swap for equity hedging							
CHF/DKK	275	(11)	1	(14)	2	1.7%	Sept. 08
	275	**(11)**	**1**	**(14)**	**2**		
Currency swaps for interest hedging							
EUR/DKK	250	(15)	–	–	(15)	(2.1%)	Mar. 13
EUR/USD	527	(89)	(72)	–	(17)	(1.3%)	June 09
	777	**(104)**	**(72)**	**–**	**(32)**		
Currency swaps, other							
JPY/DKK	45	10	10	–	–	4.7%	April 05
JPY/DKK	30	2	2	–	–	3.0%	May 07
	75	**12**	**12**	**–**	**–**		
Currency loan for equity hedging							
USD	244	26	–	26	–		June 09
	244	**26**	**–**	**26**	**–**		
Interest rate swap for currency loan hedging							
USD/USD	244	1	–	–	1	(1.0%)	June 09
	244	**1**	**–**	**–**	**1**		
	3,558	**33**	**(33)**	**12**	**54**		

The deferred gains and losses on forward exchange contracts and currency options at December 31, 2004 relate to the hedging of anticipated future sales in the hedged currencies. The deferred gains and losses will be transferred from Shareholders' equity to the profit and loss account as these anticipated future sales are realised.

All deferred gains and losses on forward exchange contracts and currency options at December 31, 2003 have been transferred from Shareholders' equity to the profit and loss account in 2004.

Note 23 – Derivative financial instruments in the Group (continued)

The majority of the Group's expected future net cash flows in major currencies is hedged as follows:

Currency	Number of months hedged
JPY	12
USD	18

As the financial instruments are entered into with major creditworthy banks, they are not considered to be subject to credit risk.

Note 24 – Contingent liabilities and pending litigation

DKK million	2004	2003
Contingent liabilities		
Rental and leasing commitments expiring within the following periods as from the balance sheet date:		
Within 1 year	38	34
Between 1 and 2 years	31	28
Between 2 and 3 years	26	22
Between 3 and 4 years	19	17
Between 4 and 5 years	17	15
After 5 years	60	72
Total contingent liabilities at December 31	**191**	**188**

Of which commitments to related parties at December 31, 2004 amount to DKK 67 million, compared with DKK 74 million at December 3´, 2003. The above rental and leasing commitments are related to non-cancellable operational leasing contracts.

The following amounts have been recognised in the consolidated profit and loss account in respect of operational leasing and rentals:	58	51

DKK million	2004	2003
Other contingent liabilities		
Contractual obligations to third parties relating to investments in tangible fixed assets, etc.	13	18
Other guarantees and commitments to related parties	151	205
Other guarantees and commitments	102	94

Pending litigation

Novozymes is a party to an arbitration case in which it is claimed by Danisco A/S that Novozymes has unlawfully appropriated certain lipase-related inventions. Novozymes evaluates its position in this case as positive and unchanged. At the time of presenting the Annual Report for 2003, an arbitration ruling was expected at the end of 2004. At present the case is not expected to be concluded in the short term.

In addition, Novozymes is engaged in certain other legal proceedings. In the opinion of the Board of Directors and Management, settlement or continuation of these proceedings will not have a material effect on the Group's financial position.

Liability for the debts and obligations of Novo Nordisk A/S

As a consequence of the Demerger of Novo Nordisk A/S into two companies, Novo Nordisk A/S and Novozymes A/S are jointly and severally liable in accordance with Section 136, subsection 3 of the Danish Companies Act for debts and obligations arising after January 1, 2000, but pertaining to the period before January 1, 2000, which cannot be clearly attributed to either Novo Nordisk A/S or Novozymes A/S. Liability will be distributed proportionally between the two companies.

Note 25 – Joint ventures

Novozymes A/S has interests in two joint ventures, namely two houseowners' associations run as jointly controlled entities with Novo Nordisk A/S. The objects of the associations are the operation and maintenance of common facilities.

Novozymes' share of the net profit, assets and liabilities of the two joint ventures is included in the Consolidated Accounts on a pro rata basis as follows:

DKK million	2004	2003
Fixed assets	40	42
Current assets	56	60
Total assets	**96**	**102**
Non-current liabilities	(76)	(75)
Current liabilities	(20)	(27)
Total liabilities	**(96)**	**(102)**
Net profit	–	–

Novozymes A/S has assumed no material contingent liabilities in connection with its interests in these joint ventures.

Note 26 – Related party transactions

Related parties are considered to be the Novo Nordisk Foundation, Novo A/S, the Novo Nordisk Group, and the houseowners' associations that cooperate with the Novo Nordisk Group, the directors of these entities, and the Board of Directors and Management of Novozymes A/S, together with their immediate families. Related parties also include companies in which the above persons have significant interests. Minority shareholders in subsidiaries are also considered related parties.

The Novozymes Group has had the following transactions with related parties:

DKK million	2004 (Purchase)/ sale	2003 (Purchase)/ sale
Novo A/S (parent company)		
Facilitation, etc.	(12)	(10)
Novo Nordisk Group (sister companies)		
IT services provided by NNIT A/S	(109)	(104)
Services provided by Novo Nordisk Servicepartner A/S	(141)	(139)
Services provided by Novo Nordisk Engineering A/S	(28)	(37)
Total	**(278)**	**(280)**
Purchase of materials for production from Novo Nordisk A/S	(51)	(54)
Other services provided by Novo Nordisk A/S	(34)	(32)
Total	**(85)**	**(86)**
Total purchases	**(363)**	**(366)**
Services provided to the Novo Nordisk Group	76	75
Sale of materials for production to the Novo Nordisk Group	82	80
Total sales	**158**	**155**
Purchase of equipment from the Novo Nordisk Group	(7)	–
Minority shareholders		
Transactions with minority shareholders in subsidiaries	37	37

There have been no material transactions with the Novo Nordisk Foundation or with any director of Novozymes A/S, Novo A/S, the Novo Nordisk Foundation or the Novo Nordisk Group, other than normal remuneration. The remuneration of the Board of Directors and Management is presented in Note 21.

DKK million	2004 Debtors/ (creditors)	2003 Debtors/ (creditors)
Novo A/S	(1)	(1)
The Novo Nordisk Group	(30)	(36)
Houseowners' associations	(29)	(25)
Minority interests	–	(1)

Note 27 – Grants

During the financial year the Novozymes Group has received grants for research and development of DKK 20 million, compared with DKK 41 million in 2003. Grants are recognised under Licence fees and Other operating income, net.

Grants includes payments from the US Department of Energy for research and development costs defrayed by Novozymes in connection with the development of enzymes for the production of fuel ethanol.

Note 28 – Reversals of items with no effect on cash flow

DKK million	2004	2003
(Gain)/loss on sale of fixed assets	24	3
Write-down for doubtful debtors	3	(5)
Corporation tax	288	280
Depreciation, amortisation and write-downs	519	523
Unrealised (gain)/loss on securities, etc., net	(8)	–
Unrealised foreign exchange (gain)/loss	31	(14)
Accrued interest income and interest costs	35	40
Other items with no effect on cash flow	64	(21)
Reversals of items with no effect on cash flow	**956**	**806**

Note 29 – Cash and cash equivalents

Cash and cash equivalents consist of cash at bank and in hand, securities and current credit institutions.

	2004 DKK million	2003 DKK million
Current credit institutions	(48)	(135)
Cash at bank and in hand	531	571
Cash and cash equivalents at December 31	**483**	**436**
Cash at bank and in hand and securities with remaining term to maturity of less than three months at December 31	531	571

Note 30 – Expiration date for undrawn committed credit facilities

The current term to expiration of the undrawn committed credit facilities exceeds one year.

Note 31 – Acquisition of activities

The Group has not acquired any activities in the financial year 2004. In 2003 the Group purchased two activities.

	2004 DKK million	2003 DKK million
The acquired assets and goodwill constitute the following:		
Paid in cash and purchase costs	–	123
Total acquisition cost	**–**	**123**
Fair value of acquired net assets	–	89
Goodwill	**–**	**34**
Assets and liabilities resulting from the acquisition of activities comprise the following:		
Intangible fixed assets	–	59
Tangible fixed assets	–	9
Stocks	–	12
Receivables and accrued income	–	16
Liabilities	–	(7)
Fair value of acquired net assets	**–**	**89**
Goodwill on acquisition of activities	–	34
Total acquisition cost	**–**	**123**
Less:		
Cash at bank and in hand of acquired activities	–	–
Cash payments on acquisition of activities	**–**	**123**

Note 32 – Transition to IFRS
With effect from January 1, 2005 Novozymes is changing its accounting policies in accordance with the requirements of the International Financial Reporting Standards (IFRS). Based on the IFRS in force on January 1, 2005, the move from the current accounting policies to IFRS will involve changes in the following areas:

a) Provisions for employee benefits – Provisions for pension obligations and other long-term employee benefits are stated in accordance with IAS 19. All actuarial gains and losses relating to pension obligations will be recognised under Shareholders' equity as at January 1, 2004 in accordance with IFRS 1.

b) Share-based remuneration with own participating interests – The value of share-based remuneration relating to own participating interests is recognised in the profit and loss account as employee costs over the vesting period, cf. IFRS 2. The value of equity-settled schemes is offset against Shareholders' equity, while cash-settled schemes are included as a liability and adjusted to fair value at period-end. IFRS 2 is applied with effect from January 1, 2004.

c) Other share-based remuneration – The Group's obligations relating to Novo Nordisk options are recognised at fair value in the balance sheet as at January 1, 2004, cf. IAS 39. Subsequent fair value adjustments are recognised in the profit and loss account under financial items. The option obligation is hedged by the portfolio of Novo Nordisk shares. These shares are recognised at fair value as at January 1, 2004, and subsequent fair value adjustments are recognised under Shareholders' equity in accordance with IAS 39.

d) Borrowing costs – Interest costs relating to loans taken up to finance major investments are no longer included in the cost of the assets but are recognised as a cost in the financial year in which they are incurred. IAS 23 has been implemented with retroactive effect.

e) Amortisation of goodwill ceases as at January 1, 2004. IFRS 3 is applied with effect from January 1, 2004.

f) Tax – Adjustments have been made for tax relating to the above items. Deferred tax is presented as fixed assets and non-current liabilities respectively.

g) Minority interests – Adjustments relating to the above items.

h) Reclassifications have been carried out with respect to recognition of sub-elements of major cooperation agreements.

The above adjustments have no impact on free cash flow. As well as the above adjustments, reclassifications have been carried out to ensure compliance with IFRS.

The tables show the effect of the specified adjustments on the opening balance as at January 1, 2004 and on the net profit and balance sheet for 2004. The Summary and key figures for the last five years have also been adapted in line with the above changes. Letters a)-h) refer to the description of the above changes in accounting policies as a result of the transition to IFRS.

Profit and loss account DKK million	Current accounting policies, Dec. 31, 2004	IFRS effect for the year	IFRS, Dec. 31, 2004
h) Reclassification relating to cooperation agreements		(36)	
Net turnover	**6,024**	**(36)**	**5,988**
h) Reclassification relating to cooperation agreements		36	
a) Provisions for employee benefits		(5)	
b) Share-based remuneration with own participating interests – employee costs		(20)	
d) Borrowing costs – depreciation		15	
e) Amortisation of goodwill		9	
Operating profit	**1,090**	**(1)**	**1,089**
b) Share-based remuneration with own participating interests – fair value adjustment		(8)	
c) Other share-based remuneration		(16)	
Profit before tax	**1,081**	**(25)**	**1,056**
f) Tax relating to above items		7	
Net profit	**782**	**(18)**	**764**

Notes

Balance sheet

DKK million	Current accounting policies Dec. 31, 2003	IFRS effect	Opening balance in acc. with IFRS, Jan. 1, 2004
Total fixed assets	4,317	(111)	4,206
Total assets	7,633	(100)	7,533
Shareholders' equity	4,144	(19)	4,125

	Current accounting policies Dec. 31, 2004	IFRS effect	Balance sheet in acc. with IFRS, Dec. 31, 2004
Total fixed assets	3,993	(85)	3,908
Total assets	7,134	(58)	7,076
Shareholders' equity	3,860	57	3,917

DKK million	Dec. 31, 2004	Jan. 1, 2004
Shareholders' equity – current accounting policies	3,860	4,144
a) Provisions for employee benefits	(12)	(8)
b) Share-based remuneration with own participating interests	(23)	(7)
c) Other share-based remuneration	0	(2)
d) Borrowing costs – depreciation	(120)	(135)
e) Amortisation of goodwill	9	–
f) Tax relating to above items	201	131
g) Minority interests – adjustment	2	2
Shareholders' equity – IFRS	**3,917**	**4,125**

DKK million	Dec. 31, 2004	Jan. 1, 2004
Total assets – current accounting policies	7,134	7,633
c) Other share-based remuneration – Novo Nordisk shares	53	35
d) Borrowing costs – depreciation	(120)	(135)
e) Amortisation of goodwill	9	–
Total assets – IFRS	**7,076**	**7,533**

IFRS
Summary and key figures 2004-2000

		2004	2003	2002	2001	2000
Profit and loss account						
Net turnover		5,988	5,775	5,632	5,252	5,033
Operating profit		1,089	998	964	918	838
Net profit		764	737	653	603	481
Balance sheet						
Total fixed assets		3,908	4,206	4,453	4,651	4,443
Total assets		7,076	7,498	8,198	8,286	8,171
Shareholders' equity		3,917	4,048	4,046	3,938	3,842
Key figures						
Operating profit margin*	%	18.2	17.3	17.1	17.5	16.7
ROIC*	%	17.4	15.5	13.6	12.5	10.2
Earnings per share		11.19	10.46	9.03	8.19	6.39
Earnings per share, diluted		10.94	10.40	9.00	8.16	6.38

* For definitions please refer to the inner cover.

Summary and key figures 2004-2000

		2004 DKK million	2003 DKK million	2002 DKK million	2001 DKK million	2000 DKK million
Profit and loss account						
Net turnover		6,024	5,803	5,642	5,271	5,033
Research and development costs		775	749	713	678	645
EBITDA*		1,609	1,505	1,479	1,396	1,316
Operating profit		1,090	982	947	904	825
Financial items, net		(9)	33	(47)	(33)	(120)
Profit before tax		1,081	1,015	900	871	705
Net profit		782	726	644	602	483
Balance sheet						
Fixed assets		3,993	4,317	4,574	4,780	4,586
Current assets		3,141	3,316	3,776	3,673	3,755
Total assets		7,134	7,633	8,350	8,453	8,341
Share capital		726	754	754	754	754
Shareholders' equity		3,860	4,144	4,155	4,058	3,962
Current liabilities		1,223	1,449	1,160	1,283	2,390
Non-current liabilities		1,267	1,095	1,863	1,917	927
Net interest-bearing debt*		706	802	1,126	1,376	1,342
Investments and cash flows						
Cash flow from operating activities		1,287	1,374	1,181	1,160	1,038
Cash flow from investing activities, net		(207)	(574)	(606)	(673)	(383)
Of which investments in tangible fixed assets, net		(279)	(389)	(334)	(450)	(383)
Free cash flow		1,080	800	575	487	655
Cash flow from financing activities		(1,029)	(998)	(368)	(653)	(987)
Net cash flow		51	(198)	207	(166)	(332)
Key figures						
Sales outside Denmark as a percentage of net turnover	%	95.8	96.3	96.7	97.7	98.5
Research and development costs as a percentage of net turnover	%	12.9	12.9	12.6	12.9	12.8
EBITDA margin*	%	26.7	25.9	26.2	26.5	26.1
Operating profit margin*	%	18.1	16.9	16.8	17.2	16.4
Net profit margin	%	13.0	12.5	11.4	11.4	9.6
Effective tax rate*	%	26.6	27.6	28.1	30.7	31.3
Equity ratio*	%	54.1	54.3	49.8	48.1	47.5
Return on equity*	%	19.5	17.5	15.7	15.0	13.2
ROIC*	%	17.3	15.0	13.1	12.0	9.8

* For definitions please refer to the inner cover.

Companies in the Novozymes Group

Group companies

	Country	Activity		Issued share capital/ paid-up capital	Percentage of shares owned
Novozymes Australia Pty. Ltd.	Australia	■	AUD	500,000	100
Novozymes Austria GmbH	Austria	■	EUR	36,337	100
Novozymes Belgium BV	Belgium	■	EUR	18,600	100
Novozymes Latin America Ltda.	Brazil	○ ● ■	BRL	23,601,906	100
Novozymes (China) Biotechnology Co. Ltd.	China	○ ● ■	CNY	859,058,400	100
Novozymes (China) Investment Co. Ltd.	China	■	CNY	816,449,373	100
Novozymes (Shenyang) Bioprocessing Co. Ltd.	China	■	CNY	9,069,311	100
Suzhou Hongda Enzyme Co. Ltd.	China	○ ● ■	CNY	34,769,000	62
Novozymes A/S	Denmark	○ ● ■ △ ★	DKK	726,000,000	–
Novozymes Bioindustrial A/S	Denmark	★	DKK	1,000,000	100
Novozymes Bioindustrial China A/S	Denmark	★	DKK	729,700,000	100
Novozymes Biopolymer A/S	Denmark	■ △	DKK	510,000	100
Novozymes Biopolymer Holding A/S	Denmark	★	DKK	510,000	100
Novozymes Biologicals France S.A.	France	■	EUR	650,000	100
Novozymes France S.A.	France	■	EUR	45,735	100
Novozymes Deutschland GmbH	Germany	■	EUR	255,646	100
Novozymes South Asia Pvt. Ltd.	India	■	INR	50,000,020	100
Novozymes Italia S.r.l.	Italy	■	EUR	10,400	100
Novozymes Biologicals Japan Ltd.	Japan	■	JPY	30,000,000	100
Novozymes Japan Ltd.	Japan	■ △	JPY	300,000,000	60
Novozymes Property Ltd.	Japan	★	JPY	2,843,000,000	100
Novozymes Malaysia Sdn. Bhd.	Malaysia	■	MYR	6,666,414	100
Novozymes Mexico, S.A. de C.V.	Mexico	■	MXN	338,100	100
Novozymes Mexicana, S.A. de C.V.	Mexico	■	MXN	338,100	100
Novozymes Netherlands B.V.	Netherlands	■	EUR	18,000	100
Enzymes S.A. (Pty) Ltd.	South Africa	■	ZAR	100	100
Novozymes Korea Limited	South Korea	■	KRW	3,300,000,000	100
Novozymes Singapore Pte. Ltd.	Singapore	■	SGD	2,000,000	100
Novozymes Spain S.A.	Spain	■	EUR	360,607	100
Novozymes Biopharma AB	Sweden	● ■ △	SEK	28,001,000	100
Novozymes Switzerland AG	Switzerland	■	CHF	5,000,000	100
Novozymes Switzerland Bioprocessing AG	Switzerland	○ ●	CHF	2,500,000	100
Novozymes Switzerland Holding AG	Switzerland	★	CHF	3,000,000	100
Novozymes Enzim Dis Ticaret Limited Sirketi	Turkey	■	TRL	21,000,000,000	100
Novozymes UK Ltd.	UK	■	GBP	1,000,000	100
Novozymes North America, Inc.	USA	○ ● ■ △	USD	17,500,000	100
Novozymes Biologicals, Inc.	USA	● ■ △	USD	3,000,000	100
Novozymes Biotech, Inc.	USA	△	USD	1,000	100
Novozymes US, Inc.	USA	★	USD	115,387,497	100

Joint ventures

	Country	Activity	Proportion of ownership interest
Smørmosen houseowners' association	Denmark	★	50
Hallas Park houseowners' association	Denmark	★	50

○ ISO 14001-certified sites. All major companies are also ISO 9001-certified.

● Production

■ Sales & Marketing

△ Research & Development

★ Holding companies, etc.

Environmental and social data and data for knowledge

	Note		2004	2003
ENVIRONMENT				
Consumption of resources				
Water	33	1,000 m^3	4,544	4,196
Internally generated energy	34	1,000 GJ	790	718
Externally generated energy		1,000 GJ	2,309	2,172
Energy, total		1,000 GJ	3,099	2,890
Raw materials		1,000 tons	281	251
Packaging		1,000 tons	11	11
Efficiency				
Eco-Productivity Index (EPI), water			116	110
Eco-Productivity Index (EPI), energy			113	108
Wastewater				
Volume	35	1,000 m^3	3,249	3,113
COD		tons	1,686	1,430
Nitrogen		tons	242	195
Phosphorus		tons	39	30
Biomass				
Volume, NovoGro®		1,000 m^3	320	334
Volume, NovoGro 30		1,000 m^3	115	95
Nitrogen		tons	1,250	1,083
Phosphorus		tons	468	430
Waste				
Non-hazardous waste		tons	9,673	9,355
Hazardous waste		tons	1,500	835
Waste, total	36	tons	11,173	10,190
Percentage of total waste recycled		%	14.8	11.8
Emissions to air				
Ozone-depleting substances, HCFCs		kg	6,661	3,516
Ozone-depleting substances, halons		kg	29	0
CO_2	37	1,000 tons	363	344
SO_2		tons	1,083	899
NO_x		tons	897	769
Environmental impact potentials				
Global warming	38	1,000 tons CO_2-eqv.	375	350
Ozone layer depletion		kg CFC_{11}-eqv.	615	141
Acidification		tons SO_2-eqv.	1,711	1,438
Environmental compliance, etc.				
Breaches of regulatory limits, groundwater		no.	20	16
Breaches of regulatory limits, other		no.	5	3
Unintended releases of GMOs		no.	0	0
Significant spills		no.	1	0
Neighbour complaints		no.	13	17
Animals for testing				
Animals for testing		no.	1,084	1,456

Environmental and social data and data for knowledge

	Note		2004	2003
SOCIAL				
Employee statistics				
Employees, total	39	no.	3,966	3,872
Women	39, 40	%	34.4	34.3
Men		%	65.6	65.7
Rate of employee turnover	41	%	5.5	4.3
Average age		years	39.6	39.4
Seniority		years	9.0	8.8
Rate of absence	42	%	2.8	3.1
Training costs				
Average spent per employee		DKK	6,133	6,121
HEALTH AND SAFETY				
Fatalities		no.	0	0
Accidents with absence	43	no.	45	44
Of which accidents requiring professional first aid		no.	36	40
Occupational diseases	44	no.	7	17
Frequency of occupational accidents		per million working hours	7.1	7.1
Frequency of occupational accidents requiring professional first aid		per million working hours	5.7	6.5
Frequency of occupational diseases		per million working hours	1.1	2.7
KNOWLEDGE				
Processes and technology				
New products		no.	9	6
Active patent families		no.	857	791
Customers				
Users of CRM	45	no.	630	611
Employees and organisation				
Users retrieving documents in LUNA		no.	2,649	2,207

Note 33 – Water allocated to primary source

	2004 1,000 m³	2003 1,000 m³
Drinking water	3,046	2,688
Industrial water	1,263	1,275
Steam	235	233
Water, total	**4,544**	**4,196**

Note 34 – Internally generated energy allocated to primary source

	2004 1,000 GJ	2003 1,000 GJ
Gas oil	42	73
Heavy fuel oil	186	180
Light fuel oil	15	12
Natural gas	547	453
Internally generated energy, total	**790**	**718**

Note 35 – Treated wastewater for irrigation

	2004 1,000 m³	2003 1,000 m³
Volume	611	682
Nitrogen, tons	51	43
Phosphorus, tons	8	5

Note 36 – Total waste volume by disposal method

	2004 Tons	2003 Tons
Incineration	5,089	4,783
Landfilling	3,674	3,750
Recycling	1,658	1,201
Other	752	456
Waste, total	**11,173**	**10,190**

Note 37 – CO_2 emissions by internally and externally generated energy

	2004 1,000 tons	2003 1,000 tons
Internally generated energy	50	47
Externally generated energy	313	297
CO_2 emissions, total	**363**	**344**

Note 38 – Global warming, CO_2-equivalents

	2004 1,000 tons	2003 1,000 tons
Internally generated energy	50	47
Externally generated energy	313	297
Ozone-depleting substances, HCFCs	12	6
CO_2-equivalents, total	**375**	**350**

Note 39 – Employee statistics

	2004 No.	2003 No.
Women	1,364	1,330
Men	2,602	2,542
Employees, total	**3,966**	**3,872**
Full-time employees	3,718	3,629
Part-time employees	248	243
Employees, total	**3,966**	**3,872**
Denmark	2,144	2,120
Rest of Europe, Middle East and Africa	302	292
North America	623	625
Asia Pacific	720	657
Latin America	177	178
Employees, total	**3,966**	**3,872**
Senior management	125	119
Management	442	420
Professional	988	969
Administrative	498	495
Skilled workers, laboratory technicians and other technicians	727	713
Process operators	1,186	1,156
Employees, total	**3,966**	**3,872**

Notes

Note 40 – Percentage of women by job category

	2004 %	2003 %
Senior management	13.6	12.6
Management	28.3	26.0

As there is a particular focus on the percentage of women at management level, the percentage of women is only reported for Senior management and Management and not for other job categories.

Note 41 – Job creation

	2004 No.	2003 No.
Growth in number of employees, organic	94	120
Growth in number of employees, acquisitions	0	14
Terminations	201	153

Note 42 – Rate of absence by job category

	2004 %	2003 %
Senior management, Management, professional and administrative	1.3	1.6
Skilled workers, laboratory technicians, other technicians and process operators	4.5	4.8

Rate of absence has been broken down by grouped job categories based on whether the work carried out is primarily office-based, and is therefore not stated per job category.

Note 43 – Consequences of occupational accidents

	2004 No.	2003 No.
Return to original job	41	43
Out of work or early retirement	1	1
Case pending	3	0
Occupational accidents, total	**45**	**44**
Total days of absence	732	623

For the purpose of the comparative figures, cases which were pending at the end of 2003 have been updated in line with information available at the end of 2004. The derived figure for total days of absence has also been updated.

Note 44 – Consequences of occupational diseases

	2004 No.	2003 No.
Return to original job	1	6
Return to a different job in the same department	1	2
Transfer to a different job in another department	1	7
No longer employed by Novozymes but still able to work	2	2
Out of work or early retirement	1	0
Case pending	1	0
Occupational diseases, total	**7**	**17**
Total days of absence	158	36

For the purpose of the comparative figures, cases which were pending at the end of 2003 have been updated in line with information available at the end of 2004. The derived figure for total days of absence has also been updated.

Note 45 – Distribution of users of CRM

	2004 No.	2003 No.
Sales & Marketing	458	439
Research & Development	116	118
Other	56	54
Users of CRM	**630**	**611**

Share information

The Novozymes share in 2004

The price of the Novozymes B share closed the year at DKK 278.00, up DKK 62.50 or 29% from the beginning of the year. This positive performance came despite unfavourable exchange rate movements for Novozymes, especially in the case of the USD.

The Novozymes share performed 12 percentage points better than the Copenhagen Stock Exchange's KFX blue-chip index, which climbed 17% during the year. Relative to other relevant stock indexes the trend was again for the Novozymes share to gain more than the average.

In September 2004 Dow Jones Sustainability Indexes again named Novozymes as the listed healthcare/biotechnology company with the greatest capacity, both in Europe and worldwide, to generate long-term shareholder value by seizing opportunities and managing risks deriving from economic, environmental and social factors.

Novozymes' market capitalisation at the end of the year was DKK 20.2 billion. The share was the 12th most traded on the Copenhagen Stock Exchange, placing it midway up the KFX index. Share turnover was fairly stable during the year. On an average day 148,481 shares were traded, equivalent to 2.45% of the value of trading in all KFX shares.

At Novozymes A/S' Annual Meeting of Shareholders on March 17, 2004 a decision was taken to write down the share capital. Following this write-down the share capital is DKK 726 million, equivalent to 72.6 million shares.

Novozymes invested DKK 847 million in share buy-backs in 2004, and holdings of own shares comprised 8.3% of its total share capital at year-end.

Novozymes' B share in 2004 – relative share price performance versus relevant indexes

— Novozymes A/S B
— KFX index
— Dow Jones Chemicals Europe
--- Dow Jones STOXX Sustainability Index


Relative share price performance
140
130
120
110
100
90
80
Dec-03
Feb-04
Apr-04
Jun-04
Aug-04
Oct-04
Dec-04

Share-related key ratios

	2004	2003
Share price (DKK)		
– high	293.00	225.00
– low	213.00	125.00
– year-end	278.00	215.50
Year-end market capitalisation and turnover (DKK billion)		
– A shares	3.0	2.3
– B shares	17.2	13.9
– total	20.2	16.2
Turnover, all trades	9.7	6.3
No. of shares, average (million)		
– diluted	69.8	70.9
No. of shares, year-end (million)		
– issued	72.6	75.4
– outstanding	66.6	69.5
– diluted	69.8	70.7
Shares not strategically owned (free float)		
– all shares	74.5%	74.5%
– B shares	87.4%	86.8%
Key figures		
Earnings per share, diluted (DKK)	11.20	10.24
Cash flow from operating activities per share, diluted (DKK)	18.44	19.39
Dividend per share (DKK)	3.50	3.15
Year-end dividend yield (%)	1.3	1.5

No. of shares, diluted, is calculated in accordance with IAS 33.

Share information

Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange and are traded under ticker code NZYM B and ISIN DK0010272129. They have a nominal value of DKK 10 each.

Share capital and voting rights

	Share capital (DKK)	Votes	% votes
A shares	107,487,200	1,074,872,000	63.5
B shares	618,512,800	618,512,800	36.5
Total	726,000,000	1,693,384,800	100.0

The A share capital is held by Novo A/S, which is wholly owned by the Novo Nordisk Foundation. In addition, Novo A/S holds 7,764,280 B shares, which overall gives Novo A/S 25.5% of the total share capital and 68.1% of the votes, which is why Novozymes is included in the consolidated accounts of the Novo Nordisk Foundation. Novo A/S is domiciled in Gladsaxe, Denmark. ▶▶

Share information

Novozymes' holding of own shares has been included when calculating the numbers and percentages of votes held.

Breakdown of shareholders

Name	% of B share capital	% of total share capital
Novo A/S, Gladsaxe, Denmark	12.6%	25.5%
Novozymes A/S, Gladsaxe, Denmark	9.7%	8.3%
Danish ATP, Hillerød, Denmark	6.5%	5.5%
Other institutional investors, etc.	61.0%	52.0%
Private	10.2%	8.7%
Total	**100%**	**100%**

Other institutional investors, etc. includes two foreign funds, each with just under 5% of the total share capital.

It is estimated that the number of private shareholders is 55,000, 33,000 of whom are registered by name.

Geographical distribution of shareholders

Country/region	% of B share capital	% of total share capital
Denmark	60%	66%
North America	15%	13%
UK	15%	13%
Rest of Europe	6%	5%
Asia Pacific, etc.	4%	3%
Total	**100%**	**100%**

Further information about the Novozymes share can be found at www.novozymes.com ➔ Investor zone ➔ Share info.

Dividend

The Board of Directors proposes payment of a dividend of DKK 3.50 per share for 2004, compared with DKK 3.15 per share for 2003.

The dividend is disbursed in DKK less the statutory 28% deduction of Danish withholding tax. Shareholders resident in certain countries are eligible for a refund of withholding tax deducted in Denmark, subject to the double taxation agreements in force between Denmark and the countries concerned.

Dividend dates

Resolution adopted at the Annual Meeting of Shareholders	March 16, 2005
Last day of trading with right to dividend for 2004	March 16, 2005
First day of trading without right to dividend for 2004	March 17, 2005
Calculation date	March 21, 2005
Disbursement of dividend	March 22, 2005

Financial calendar

March 16, 2005	Annual Meeting of Shareholders KB-Hallen, Peter Bangsvej 147, 2000 Frederiksberg, Denmark
April 28, 2005	First quarter 2005 Group financial statement
August 11, 2005	First half 2005 Group financial statement
October 27, 2005	First three quarters 2005 Group financial statement

Shareholder magazine and annual report

The shareholder magazine *The Zymes* is distributed twice a year to all shareholders registered by name, in connection with the notice convening the Annual Meeting of Shareholders and after the publication of the financial statement for the first half of the year. The annual report is available by contacting Novozymes or on Novozymes' website.

Equity analysts and investor relations guidelines

A detailed list of the equity analysts covering Novozymes can be found at www.novozymes.com ➔ Investor zone ➔ Share info.

The following 20 companies were covering the company at year-end: ABG Sundal Collier, ABN AMRO/Alfred Berg, Alm. Brand Børs, Carnegie, Cazenove, Danske Equities, Deutsche Bank, Enskilda Securities, GP Børsmæglerselskab, Handelsbanken Capital Markets, HSBC, J.P. Morgan Securities, Jyske Bank, Merrill Lynch, Nordea Securities, SG Securities, Standard & Poor's, Sydbank, UBS and Vontobel.

Novozymes' investor relations guidelines can be viewed at www.novozymes.com ➔ Investor zone ➔ Contacts.

Dialogue and contact

Visit the Investor zone at www.novozymes.com for information for both private and institutional shareholders, or contact Investor Relations:

Outside North America:
Lene Aaboe, senior director
Tel. +45 4446 0082
Mobile +45 3077 0082
Fax +45 4442 1002
lefr@novozymes.com

Niels Eldrup Meidahl, manager
Tel. +45 4443 3304
Mobile +45 3075 3304
Fax +45 4442 1002
nmei@novozymes.com

For North America:
Thomas Kudsk Larsen, manager
Tel. +1 919 494 3000
Fax +1 919 494 3450
tkla@novozymes.com

Shareholder enquiries concerning dividend payments and the Novozymes shareholder register in general (share certificates, lost shares, etc.) should be directed to:

Nordea Bank Danmark A/S
Selskabsservice, Postboks 850, 0900 Copenhagen C, Denmark. Tel. +45 3333 3301, fax +45 3333 1031

Registration number

Novozymes A/S is registered with the Danish Commerce and Companies Agency under 10 00 71 27. ■

Board of Directors



Seated, from left: Paul Petter Aas, Kurt Anker Nielsen and Ulla Morin. Standing, from left: Walter Thygesen, Jerker Hartwall, Hans Werdelin, Lars Bo Køppler, Henrik Gürtler and Arne Hansen.

Henrik Gürtler
Born 1953, Chairman; CEO, Novo A/S
Other board positions:
Chairman: Copenhagen Airports A/S (Københavns Lufthavne A/S)
Member: COWI A/S and Brødrene Hartmanns Fond

Paul Petter Aas
Born 1946
Senior Vice President, Yara International ASA, Norway

Arne Hansen
Born 1951, employee representative, Skilled worker

Jerker Hartwall
Born 1952
CEO, Karlshamns AB, Sweden

Lars Bo Køppler
Born 1962, employee representative, Technician

Ulla Morin
Born 1954, employee representative, Laboratory technician

Kurt Anker Nielsen
Born 1945, Vice Chairman
Director
Other board positions:
Member: Novo Nordisk A/S, Coloplast A/S, DakoCytomation A/S, ZymoGenetics, Inc., Novo A/S, TDC A/S and Norsk Hydro ASA

Walther Thygesen
Born 1950
General Manager and Senior Vice President, Hewlett Packard EMEA
Other board positions:
Member: Thrane & Thrane A/S, Niras A/S and The Copenhagen Center

Hans Werdelin
Born 1938
Director
Other board positions:
Chairman: CW Obel A/S, Fritz Hansen A/S and Publicis A/S
Vice Chairman: Skandinavisk Holding A/S and Skandinavisk Tobakskompagni A/S
Member: Novo A/S, Lomax A/S and Laundry Systems Group NV

Executive Management



Seated: Mette Vestergaard. Standing, from left: Steen Riisgaard, Per Månsson, Arne W. Schmidt, Peder Holk Nielsen, Per Falholt and Anna Lise Mortensen Grandjean.

Steen Riisgaard
Born 1951
President and CEO
Other board positions:
Member: Egmont Foundation, World Wide Fund for Nature (WWF) in Denmark, and The Copenhagen Centre, New Partnerships for Social Responsibility

Per Månsson
Born 1954
Executive Vice President and CFO, IT & Legal Affairs

Per Falholt
Born 1958
Executive Vice President and CSO
Other board positions:
Member: IT Practice A/S

Peder Holk Nielsen
Born 1956
Executive Vice President, Sales & Marketing

Arne W. Schmidt
Born 1945
Executive Vice President, Development, Production & Quality
Other board positions: Delta

Besides the executive officers, the Executive Management also includes the vice presidents responsible for People & Organisation and Stakeholder Communications & Sustainability Development

Mette Vestergaard
Born 1966
Vice President, People & Organisation

Anna Lise Mortensen Grandjean
Born 1953
Vice President, Stakeholder Communications & Sustainability Development



novozymes®

Novozymes A/S
Krogshøjvej 36
2880 Bagsværd
Denmark

Tel. +45 8824 9999
Fax +45 8824 9998
info@novozymes.com

For more information
or for international
office addresses
please see
www.novozymes.com

Glossary – accounts and data

Cash flow from operating activities per share (diluted)
Cash flow from operating activities divided by the weighted average number of shares outstanding (diluted).

Diluted
Average number of shares outstanding including in-the-money share options.

Earnings per share (diluted)
Net profit divided by the weighted average number of shares outstanding (diluted).

EBITDA
Operating profit excluding depreciation and amortisation.

EBITDA margin
Operating profit excluding depreciation and amortisation as a percentage of net turnover.

Eco-productivity index (EPI)
EPI for water and energy for 2004:

$$\frac{\text{production (2004)}}{\text{production (2003)}} \times \frac{\text{consumption (2003)}}{\text{consumption (2004)}} \times 100$$

Effective tax rate
Income tax on ordinary income as a percentage of ordinary profit before taxation.

Equity ratio
Shareholders' equity at year-end as a percentage of total liabilities and shareholders' equity at year-end.

Free cash flow
Cash flow from operating and investing activities.

In-the-money
Share options for which the exercise price was below the market price on the balance sheet date.

Invested capital
Total assets excluding securities and cash at bank and in hand, less provisions and current liabilities excluding credit institutions.

Net interest-bearing debt
The market value of interest-bearing liabilities (non-current liabilities as well as current liabilities, including the value of any pension obligations) less the market value of cash at bank and in hand and other easily convertible interest-bearing securities.

Non-hazardous waste and hazardous waste
Non-hazardous waste comprises e.g. building waste, certain types of enzyme waste, kieselguhr and food, glass, metal, paper, cardboard and plastic waste. Hazardous waste comprises certain types of enzyme electronics and oil waste.

Occupational accidents and occupational diseases
Calculation of the frequency of occupational accidents and occupational diseases:

$$\frac{\text{no. of occupational accidents} \times 1{,}000{,}000}{\text{no. of employees} \times 1{,}600}$$

or

$$\frac{\text{no. of cases of occupational disease} \times 1{,}000{,}000}{\text{no. of employees} \times 1{,}600}$$

Operating profit margin
Operating profit as a percentage of net turnover.

Return on equity
Profit excluding minorities as a percentage of average shareholders' equity.

Return on invested capital (ROIC)
Operating profit after tax as a percentage of average invested capital. The operating profit is adjusted for net foreign exchange gain/loss.

Share options in-the-money
The number of share options in-the-money for which the exercise price is below the market price is included in full in compiling the diluted key ratios.

Water and industrial water
Drinking water is of a quality that makes it safe for human beings to drink. Industrial water is of inferior quality to drinking water. Steam is the volume of water in externally generated steam.

Weighted average number of shares outstanding
Weighted average number of A and B shares outstanding at year-end.

Weighted average number of shares outstanding (diluted)
Weighted average number of A and B shares outstanding, excluding holding of own B shares and including share options in-the-money.

Forward-looking statements
The Annual Report for 2004 contains forward-looking statements, including the financial outlook for 2005. Forward-looking statements are by their very nature associated with risks and uncertainties that may cause actual results to differ materially from expectations. The uncertainties may include unexpected developments in the international currency exchange and securities markets, market-driven price decreases for Novozymes' products, and the introduction of competing products within Novozymes' core areas.

Editor: Novozymes, Stakeholder Communications. Text: 2Way Communications and Novozymes Stakeholder Communications. Photos: Piotr & Co. Design: DDB and Novozymes, Stakeholder Communications. Translation & proofreading: Borella projects. Printing: From & Co. Printed in February 2005 on environmentally friendly paper.



Novozymes A/S
Krogshøjvej 36
2880 Bagsværd
Denmark

Tel. +45 8824 9999
Fax +45 8824 9998
info@novozymes.com

For more information
or for international
office addresses
please see
www.novozymes.com